FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IMPROVED EARNINGS REFLECT INCREASED PRODUCTION AND A HIGHER GOLD PRICE
JOHANNESBURG. 11 August 2011, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the June quarter of
R1,267 million compared with R1,100 million in the March quarter and earnings of R900 million in the June 2010 quarter. In US dollar terms net earnings for the June quarter were US$186 million, compared with US$158 million in the March quarter and earnings of US$120 million in the June 2010 quarter.
June 2011 quarter salient features:
·
Group attributable equivalent gold production of 872,000 ounces, 5 per cent higher than the March quarter;
·
Total cash cost of R177,934 per kilogram (US$816 per ounce);
·
NCE margin constant at 21 per cent;
·
Programme to acquire minorities in Peru and Ghana completed; and
· 5 year US$1 billion loan facility secured.
Interim dividend of 100 SA cents per share is payable on 5 September 2011.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
“Gold Fields had earnings growth of 15 per cent to R1,267 million against a gold price increase of 5 per cent. Production increased by
5 per cent to 872,000 gold equivalent ounces compared with the
March 2011 quarter, despite unscheduled production interruptions at
St Ives in Australia and at KDC in South Africa, as well as the six public holidays in South Africa.

Costs during the June quarter were impacted by the annual increase in electricity tariffs in South Africa compounded by seasonally-
adjusted winter tariffs. Despite this the Group managed to contain net operating costs to R5.1 billion, an increase of 5 per cent on the
March quarter, with all four Regions benefitting from the Business
Process Re-engineering (BPR) programme introduced in the second half of 2010. Excluding the effects of the electricity tariff hikes, which accounted for R180 million (US$27 million) of the cost increase during the June quarter, net operating costs would have risen by a mere 1 per cent. The NCE margin for the June quarter was
maintained at 21 per cent compared with the March quarter. For the six months ended June 2011 the NCE margin improved to 21 per cent compared with a 14 per cent NCE margin for the same period last year, with the improvement largely attributable to the 25 per cent rise in the dollar gold price over the same period.

Safety remains our single most important operational challenge, particularly in the South Africa region where we regrettably recorded seven fatal injuries during the June quarter. This brings the total number of fatalities for the first six months of the year to 13 compared with 11 fatalities during the previous six months. We are concerned that, following three years of consistent and significant improvements in safety at our South African mines, the trend has levelled off. We remain committed to improving safety with an immediate focus on interventions to engineer-out risk, improve compliance to standards, and bring about further behavioural changes in support of safe working practices by all employees.

During the June quarter we made significant progress at our four major international growth projects as part of our plan to achieve five million quality gold equivalent ounces, in production or in
development by 2015.
In addition our South Deep project in South Africa continues to progress towards its target of 750,000 ounces per annum at full production.

At the Far South East project in the Philippines, where Gold Fields has an option to acquire 60 per cent, we now have eight
underground diamond drill rigs turning. During the quarter, initial results confirmed our preliminary mining model and identified significant additional mineralisation outside of the model, both laterally and at depth. Our aim is to deliver a first resource model, by
March 2012. Concurrently we are making good progress on a range of technical, social and environmental studies required to advance this project.

We are also on course to complete a feasibility study for the
Chucapaca project in Peru by mid-2012. Twelve drill rigs are onsite to complete Phase 2 of our drilling programme and we expect to complete an updated resource model in the last quarter of this year.

The Arctic Platinum project in Finland has progressed to a pre-
feasibility consolidation study (PFS) which will review and update the previous feasibility study, completed in 2005. The PFS is set to be completed by December 2011. Metallurgical test work at the pilot plant, which forms part of the PFS is progressing on schedule and is expected to be completed by the end of this year.
At the Yanfolila project in Mali the resource definition drilling programme continued apace with four drill rigs turning. We expect to complete a scoping study on this project in the third quarter of this year.

On 20 June 2011 our shareholders overwhelmingly approved the acquisition of IamGold’s indirect 18.9 per cent stake in the Tarkwa and Damang mines in Ghana which has increased our shareholding from 71.1 per cent to 90 per cent. This acquisition adds about
180,000 ounces to our annual attributable production and 2.14 million ounces of reserves.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR92.90 – ZAR128.40
- at end June 2011
722,957,368
Average Volume - Quarter
2,156,049 shares / day
- average for the quarter
721,981,479
NYSE – (GFI)
Free Float
100 per cent
Range - Quarter
US$13.80 – US$18.55
ADR Ratio
1:1
Average Volume - Quarter
4,043,453 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS
Certain forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities
Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities;
decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Health and safety

We regret to report seven fatalities at the South Africa region and one fatality at Tarkwa in the West Africa region during the quarter. At the
South Africa region, three accidents were seismic related and four were due to gravity falls of ground.
The Group’s fatal injury frequency rate regressed from 0.13 to 0.20.
The lost day injury frequency rate regressed from 3.76 to 4.86 and the days lost frequency rate regressed from 171 to 201. The recent trend in our rates is deeply concerning.
Despite the regressions, there have been significant achievements during the quarter in the Group. KDC again achieved one million fatality free shifts. Our Cerro Corona operation in Peru continues its sterling safety performance, with no lost day injuries recorded since 2009. St
Ives, Agnew and Damang have also reported zero lost day injuries for the quarter.
The strategy to eliminate fatalities in the Group remains unchanged with two areas of focus, being engineering out the risk and ensuring compliance to internal standards.
Definitions
Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his injury at any time following the injury.
Days Lost takes into account the number of days lost due to injuries recorded.
Financial review
Quarter ended 30 June 2011 compared with quarter ended
31 March 2011

Revenue
Attributable gold production increased by 5 per cent from 830,000 ounces in the March quarter to 872,000 ounces in the June quarter. At the South African operations, production increased by 9 per cent from
411,000 ounces to 447,000 ounces. Attributable gold production at the
West African operations decreased by 3 per cent from 173,000 ounces to 168,000 ounces. Attributable equivalent gold production at the South
American operation increased by 13 per cent from 87,000 ounces to
98,000 ounces due to the buy-out of minority shares which increased our average interest for the quarter from 80.7 to 96.6 per cent. At the
Australian operations, gold production increased marginally from
158,000 ounces to 159,000 ounces.
SOUTH AFRICAN RAND
Key statistics
UNITED STATES DOLLARS
Six months to
Quarter
Quarter
Six months to
June
2010
June
2011
June
2010
March
2011
June
2011
June
2011
March
2011
June
2010
June
2011
June
2010
52,619
52,927
27,929 25,808
27,118
kg Gold produced* oz (000)
872
830 898
1,702
1,691
167,785
173,243
166,215 168,455
177,934
R/kg Total cash cost $/oz
816
751 688
783
696
238,614
251,078
235,223 245,326
256,692
R/kg Notional cash expenditure $/oz
1,178
1,093 974
1,135
990
29,126
29,645
14,863 14,458
15,187
000 Tonnes milled/treated 000
15,187
14,458 14,863
29,645
29,126
277,152
319,031
287,454 311,708
326,206
R/kg Revenue $/oz
1,496
1,389 1,191
1,442
1,148
339
344
343 343
346
R/tonne Operating costs $/tonne
51
49 46
50
45
6,308
8,548
3,738 4,091
4,457
Rm Operating profit $m
656
586 496
1,242
840
39
46
42 46
47
% Operating margin %
47
46 42
46
39
14
21
18 21
21
% NCE margin %
21
21 18
21
14
1,216
2,367
900 1,100
1,267
Rm
Net earnings
$m
186
158 120
344
163
172
328
128 153
175
SA c.p.s. US c.p.s.
26
22 17
48
23
1,331
2,372
1,039 1,101
1,270
Rm
Headline earnings
$m
187
158 138
345
178
189
329
147 153
176
SA c.p.s. US c.p.s.
26
22 20
48
25
1,266
2,478
945 1,152
1,326
Rm
Net earnings excluding gains
and losses on foreign
exchange, financial
instruments, non-recurring
items and share of
profit/(loss) of associates
after royalties and taxation
$m
195
165 125
360
169
179
344
134 160
184
SA c.p.s. US c.p.s.
27
23 18
50
23
* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (71.1 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6 per cent.

GOLD FIELDS RESULTS I 2
In the South Africa region, at KDC, gold production increased by 4 per cent from 262,600 ounces (8,169 kilograms) in the March quarter to
272,500 ounces (8,475 kilograms) in the June quarter due to an increase in tonnes milled offset by a 9 per cent reduction in underground yield which is believed to be temporary and localised. At
Beatrix, gold production increased by 32 per cent from 74,400 ounces
(2,314 kilograms) to 98,000 ounces (3,048 kilograms) in line with an increase in underground volumes. At South Deep, production
increased by 3 per cent from 74,000 ounces (2,301 kilograms) to
76,100 ounces (2,366 kilograms).

At the West Africa region, managed gold production at Tarkwa decreased by 3 per cent from 186,100 ounces to 180,800 ounces for the quarter mainly due to decreased CIL throughput at a lower head grade. At Damang, gold production decreased by 2 per cent from
57,500 ounces to 56,300 ounces due to lower mining volumes from the higher grade Damang pit cutback.

At the South America region, equivalent production at Cerro Corona decreased by 7 per cent from 108,100 equivalent ounces in the March quarter to 101,000 equivalent ounces in the June quarter due to the lower copper prices relative to the gold prices.

At the Australasia region, St Ives’ gold production decreased by 10 per cent from 120,500 ounces to 108,700 ounces due to a decrease in processing volumes as a result of a SAG mill failure. At Agnew gold production increased by 33 per cent from 37,900 ounces to 50,400 ounces due to an increase in underground ore mined and a higher head grade.

The average quarterly US Dollar gold price achieved increased from
US$1,389 per ounce in the March quarter to US$1,496 per ounce in the
June quarter. The average Rand/US Dollar exchange rate at R6.78 was 3 per cent stronger than the March quarter level of R6.98, while the average Australian Dollar exchange rate strengthened against the
US Dollar by 6 per cent during the quarter to A$1.00 = US$1.06. The resultant rand gold price increased from R311,708 per kilogram to
R326,206 per kilogram.

Revenue increased from R8,969 million (US$1,285 million) in the
March quarter to R9,581 million (US$1,411 million) in the June quarter due to the increase in production and the higher gold price received.
Operating costs
Net operating costs increased by 5 per cent from R4,878 million
(US$699 million) in the March quarter to R5,124 million (US$755 million) in the June quarter. Total cash cost increased by 6 per cent from R168,455 per kilogram (US$751 per ounce) to R177,934 per kilogram (US$816 per ounce).

At the South Africa region, net operating costs increased by 10 per cent from R2,783 million (US$399 million) to R3,074 million (US$453 million)
mainly due to the 28 per cent annual electricity price increase together with one month of significantly higher winter tariffs. Excluding the impact of the higher electricity tariffs, costs would only have increased by R111 million (US$16 million) or 4 per cent. The higher operating costs were partially offset by higher production resulting in total cash cost increasing by only 3 per cent from R213,759 per kilogram
(US$953 per ounce) to R220,261 per kilogram (US$1,010 per ounce).

At the West Africa region, net operating costs were similar at US$122 million (R825 million). Total cash cost at the West African operations increased from US$521 per ounce in the March quarter to US$564 per ounce in the June quarter due to the lower production and higher royalties.

At Cerro Corona in South America, net operating costs decreased from
US$44 million (R305 million) to US$38 million (R258 million). This decrease was mainly due to a decrease in the workers’ statutory participation in profits. Total cash cost increased from US$387 per ounce in the March quarter to US$408 per ounce in the June quarter due to lower equivalent production produced and sold, partially offset by lower costs.

At the Australasia region, net operating costs were similar at A$135 million (R967 million). Total cash cost for the region increased from
A$835 per ounce (US$838 per ounce) to A$858 per ounce (US$909 per ounce).
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 9 per cent increase in operating profit from R4,091 million (US$586 million) in the March quarter to R4,457 million (US$656 million) in the June quarter. The
Group operating margin at 47 per cent was one percentage point higher than the March quarter. The margin at the South African operations increased from 30 per cent to 33 per cent. At the West
African operations the margin increased from 64 per cent to 66 per cent. At Cerro Corona in South America the margin increased from 72 per cent to 73 per cent and at the Australian operations the margin increased from 39 per cent to 40 per cent.
Amortisation
Amortisation increased from R1,240 million (US$178 million) in the
March quarter to R1,277 million (US$188 million) in the June quarter as a result of the increase in production.
Other
Net interest paid of R32 million (US$5 million) in the June quarter compares with net interest paid of R41 million (US$6 million) in the
March quarter. In the June quarter interest paid of R88 million (US$13 million) was partly offset by interest received of R39 million (US$6 million) and interest capitalised of R17 million (US$2 million). This compares with interest paid of R116 million (US$17 million), partly offset by interest received of R55 million (US$8 million) and interest capitalised of R20 million (US$3 million) in the March quarter.

The share of profit of associates after taxation of R1 million (US$0 million) in the June quarter compares with a share of loss of R4 million
(US$1 million) in the March quarter. The June quarter’s profit and
March quarter’s loss both related to the Group’s 34.9 per cent interest in Rand Refinery.
The loss on foreign exchange of R19 million (US$3 million) in the June quarter compares with a gain of R3 million (US$0 million) in the March quarter. These differences relate to the conversion of offshore cash holdings into their functional currencies.
The gain on financial instruments of R25 million (US$4 million) in the
June quarter, compares with R6 million (US$1 million) in the March quarter. These gains mainly related to the receipt of 15 million shares in Timpetra Resources Limited (an Australian listed junior exploration company), in exchange for Central Victoria tenements, an Australian exploration project.
Share based payments of R123 million (US$18 million) were similar to the March quarter.
Other costs increased from R76 million (US$11 million) in the March quarter to R85 million (US$13 million) in the June quarter mainly due to transaction costs and fees incurred on the buy-out of minorities in Peru.
Exploration
Exploration expenditure increased from R139 million (US$20 million) in the March quarter to R214 million (US$31 million) in the June quarter mainly due to increased expenditure at Woodjam, Yanfolila, Hualgayoc and East Lachlan exploration projects.
Refer to the exploration and corporate development section of this report for more detail on exploration activities.
Feasibility and evaluation costs
Feasibility and evaluation costs decreased from R27 million (US$4 million) in the March quarter to R17 million (US$3 million) in the June quarter mainly due to timing of expenditure at the Far South East (FSE)
project in the Philippines.
Non-recurring items
The non-recurring items of R101 million (US$15 million) in the June quarter and the R83 million (US$12 million) in the March quarter were

3 I GOLD FIELDS RESULTS
mainly due to voluntary separation packages, business process re-
engineering and restructuring costs at all our operations.
Royalties
Government royalties increased from R165 million (US$24 million) in the March quarter to R236 million (US$35 million) in the June quarter.
The higher royalty payment in the June quarter was mainly due to the increase in royalty from 3 per cent to 5 per cent at the Ghanaian operations with effect from 1 April 2011 and the higher revenue on which royalties are calculated.
Taxation
Taxation for the quarter amounted to R866 million (US$128 million)
compared with R780 million (US$112 million) in the March quarter in line with the higher taxable income.
Normal taxation decreased from R600 million (US$86 million) to R521 million (US$77 million). Deferred taxation increased from R180 million
(US$26 million) in the March quarter to R346 million (US$51 million) in the June quarter.
Earnings
Net earnings attributable to owners of the parent amounted to R1,267 million (US$186 million) or 175 SA cents per share (US$0.26 per share), compared with earnings of R1,100 million (US$158 million) or
153 SA cents per share (US$0.22 per share) in the March quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R1,270 million (US$187 million) or 176 SA cents per share (US$0.26 per share), compared with earnings of R1,101 million (US$158 million) or
153 SA cents per share (US$0.22 per share) in the March quarter.

Earnings excluding non-recurring items as well as gains and losses on foreign exchange, financial instruments and gains or losses of associates after royalties and taxation amounted to R1,326 million
(US$195 million) or 184 SA cents per share (US$0.27 per share), compared with earnings of R1,152 million (US$165 million) or 160 SA cents per share (US$0.23 per share) reported in the March quarter.
Cash flow
Cash inflow from operating activities for the quarter amounted to
R2,954 million (US$436 million), compared with R2,783 million
(US$398 million) in the March quarter as a result of the higher earnings.

In the June quarter dividends of R7 million (US$1 million) were paid to non-controlling interest holders at Cerro Corona. This compared with dividends of R506 million (US$73 million) paid to owners of the parent and R59 million (US$9 million) paid to non-controlling shareholders at
Damang in the March quarter.

Capital expenditure increased from R2,069 million (US$296 million) in the March quarter to R2,285 million (US$336 million) in the June quarter.

At the South Africa region, capital expenditure increased from R995 million (US$143 million) in the March quarter to R1,169 million (US$172 million) in the June quarter mainly due to timing of expenditure. Capital expenditure at South Deep amounted to R472 million (US$69 million) in the June quarter compared with R411 million (US$59 million) in the
March quarter, with the majority of the expenditure on development and the ventilation shaft deepening and infrastructure. Expenditure on ore reserve development (ORD) at KDC and Beatrix was R73 million more at R546 million. KDC’s ORD increased from R380 million to R436 million and Beatrix’s ORD increased from R93 million to R110 million quarter on quarter in line with the increase in waste development metres.

At the West Africa region, capital expenditure decreased from US$84 million to US$69 million due to a reduction in expenditure on mining fleet and equipment at Damang, as the owner mining project is nearing completion. In South America, at Cerro Corona, capital expenditure was similar at US$16 million.
At the Australasia region, capital expenditure increased from A$39 million to A$56 million for the quarter. St Ives increased from A$24 million to A$39 million with the majority of the expenditure on mine development (A$24 million) on Athena and Hamlet, and exploration
(A$8 million). At Agnew, capital expenditure increased from A$15 million to A$17 million.

The balance of the buy-out of non-controlling interest holders at La
Cima amounted to R1,243 million (US$184 million) representing a further 8.8 per cent of the issued shares of Gold Fields La Cima, taking the Group’s holding to 98.5 per cent at the end of the June quarter.
This compares with R1,368 million (US$198 million) in the March quarter which related to the buy-out of 9 per cent of the issued shares of Gold Fields La Cima which took the Group’s holding up to 89.7 per cent at the end of the March quarter.

Buy-out of non-controlling interest holders at Ghana amounted to
R4,520 million (US$667 million) and represented 18.9 per cent of the issued shares of Gold Fields Ghana and Abosso Goldfields taking the
Group’s holding to 90.0 per cent at quarter end. The additional attributable ounces associated with this buy-out will be accounted for from the September quarter.

Proceeds on disposal of investments of R12 million (US$2 million)
relates to a loan repayment from one of the Group’s mining contractors at St Ives.

Net cash inflow from financing activities in the June quarter amounted to R2.8 billion (US$404 million) compared with R2.3 billion (US$330 million) in the March quarter. Loans received in the June quarter amounted to R3.9 billion (US$570 million) mainly as a result of draw-
downs on offshore facilities for the purchase of the Ghanaian minorities. Loans repaid amounted to R1.2 billion (US$174 million), consisting primarily of the final repayment of R610 million (US$90 million) of preference shares issued, R276 million (US$40 million)
repayment on an offshore facility, R128 million (US$19 million) scrip lending repayment and a partial repayment of the non-recourse term loan at Cerro Corona of R69 million (US$10 million).

Net cash outflow for the June quarter at R2,288 million (US$347 million) compared with an inflow of R1,074 million (US$154 million) in the March quarter. After accounting for a positive translation adjustment of R29 million (US$23 million) on offshore cash balances, the net cash outflow for the June quarter was R2,258 million (US$324 million). The cash balance at the end of June was R4,345 million
(US$631 million) compared with R6,603 million (US$954 million) at the end of March.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes near-mine exploration and capitalised feasibility costs, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

NCE reflects how much free cash flow is available in order to pay taxation, interest, greenfields exploration, feasibility projects and dividends.

NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE for the June quarter amounted to R256,692 per
kilogram (US$1,178 per ounce) compared with R245,326 per kilogram
(US$1,093 per ounce) in the March quarter. The NCE margin for the
Group remained at 21 per cent. Operational NCE, that is excluding
Corporate and capitalised project expenditure, which includes feasibility costs at Chucapaca and APP, increased from R241,716 per kilogram
(US$1,077 per ounce) in the March quarter to R251,790 per kilogram
(US$1,155 per ounce) in the June quarter.

At the South Africa region, NCE increased from R295,494 per kilogram
(US$1,317 per ounce) to R305,501 per kilogram (US$1,401 per
ounce). The NCE margin of 7 per cent in the June quarter compares with 5 per cent in the March quarter. The higher margin was due to the increase in production and higher gold price, partially offset by the

GOLD FIELDS RESULTS I 4
increase in operating costs and higher capital expenditure. NCE excluding the funding of South Deep increased from R272,250 per kilogram (US$1,213 per ounce) in the March quarter to R280,986 per kilogram (US$1,289 per ounce) in the June quarter. The NCE margin excluding South Deep was 15 per cent in the June quarter compared with 13 per cent in the March quarter.
At the West Africa region, NCE decreased from US$938 per ounce to
US$885 per ounce and the NCE margin increased from 32 per cent to
41 per cent due to a decrease in operating costs and lower capital expenditure.
At the South America region, NCE decreased from US$537 per ounce in the March quarter to US$526 per ounce in the June quarter due to decreased operating costs. The NCE margin increased from 61 per cent to 62 per cent.
At the Australasia region, NCE increased from A$1,035 per ounce
(US$1,038 per ounce) in the March quarter to A$1,195 per ounce
(US$1,265 per ounce) in the June quarter due to increased operating costs and increased capital expenditure, resulting in an NCE margin of
16 per cent compared with 26 per cent in the March quarter.
Balance sheet (Investments and net debt)
Investments decreased from R1,079 million (US$160 million) at 31
December 2010 to R1,013 million (US$147 million) at 30 June 2011.
This was mainly due to Mvela Resources unbundling the 856,330 shares held, back to Gold Fields. The Group reclassified these shares as Treasury shares which are accounted for under shareholders equity.

The cash balance decreased from R5,464 million (US$810 million) at the end of the December quarter to R4,345 million (US$631 million) at the end of the June quarter.

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R3,974 million (US$589 million)
in the December quarter to R10,208 million (US$1,482 million) in the
June quarter, as a result of borrowings to fund the buy-out of minority shareholders in La Cima and Ghana.
Detailed and operational review
Cost and revenue optimisation initiatives through
Business Process Re-engineering
The Business Process Re-engineering programme (BPR) commenced during the second half of calendar 2010. The BPR involves a review of the mines’ underlying organisational structures as well as the operational production processes from the stope to the mill. The objective is to introduce a new business blueprint, together with an appropriate organisational structure, which will support sustainable gold output at an NCE margin of 20 per cent in the short to medium term and 25 per cent in the longer term.
South Africa region
The BPR underpins the suite of M projects which were established during financial 2008 to optimise costs and revenue over a three year period.
Stoping full potential (Project 1M)
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum. The BPR Stoping full potential project aims to enable the delivery of full potential at every workface by introducing standardised reporting and practices, and eliminating constraints.

The BPR Stoping full potential project aims to leverage advance per blast to drive quality-volume and address the key constraints which affect productivity on a shaft by shaft basis, including effective face times, logistics in-flow and out-flow models and mining cycles.
This is being achieved through the following key improvement initiatives:
·
Implementation of a daily performance management routine and a suite of tools to minimise lost blasts;
·
Acceleration of efforts to equip panels to improve flexibility and face length;
·
Implementing improved planning and scheduling on a rolling 18 month basis for each panel;
·
Optimising availability of in-stope workers through new labour management processes; and
·
Addressing shaft specific key infrastructural and engineering constraints such as ventilation, hoisting and shaft schedules, and winch management and repairs.
Average face advance improved from 6.1 metres to 6.7 metres in the
June quarter. The focus will remain on improvement of flexibility and panel availability factors for sustainable safe production.
Developing full potential (Project 2M)
Project 2M is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of KDC and Beatrix. South Deep is already a fully mechanised mine. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility through higher monthly development advance rates.
The flat-end metres advance achieved by mechanised means was similar to the previous quarter at 86 per cent. Planning is being optimised in such a manner that a drill rig can service multiple ends to improve utilisation of the rig and thus improve strike rate and efficiency.
NCE full potential (Project 3M)
The BPR NCE full potential project focuses on all categories of spend.
The first phase of the BPR initiatives, which commenced in the second half of calendar 2010 in South Africa and included the merger of the
Kloof and Driefontein operations, now known as KDC, was concluded at the end of December 2010.
In the second phase of the project, targeted cost reductions of between
R500 million (US$68 million) and R1.0 billion (US$137 million) have been scheduled for KDC and Beatrix for the period to December 2012.
These cost saving initiatives are to be achieved through various programmes which include productivity improvement initiatives, continued reduction in staff through natural attrition and voluntary separation, and power cost savings initiatives. This will assist in absorbing some of the inflationary pressures faced in terms of input costs.
A key priority is a fit for purpose structure at South Deep which is:
·
consistent with the new regional structure and principles;
·
appropriate for the ramp-up; and
·
customised for bulk trackless mechanised mining.
The completion of this work is a key deliverable in 2011.
The intent with BPR in 2011 is to mitigate as much of the anticipated mining inflation increases as possible. Cost reductions of R35 million were achieved in the June quarter, resulting in savings of R294 million since the initiative started in mid-2010. These savings were mainly achieved by changing to a more cost effective underground mining support regime, a reduction in staff through natural attrition and the voluntary separation programme, a reduction in non-specialised contractors and power cost saving initiatives.
Project 4M
Project 4M focuses on the Mine Health and Safety Council (MHSC)
milestones agreed to on 15 June 2003 at a tripartite health and safety summit, comprising representatives from Government, organised labour and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

One of the milestone targets is that no machine or piece of equipment may generate a sound pressure level in excess of 110dB(A) after

5 I GOLD FIELDS RESULTS
December 2013. In order to achieve this target the company is focusing on reducing the noise at source.
The number of measurements expressed as a percentage of noise measurements of machinery/equipment emitting noise in excess of
110dB (A) is currently 0.3 per cent. Silencing of equipment is ongoing and each intervention is project managed.
Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the silicosis targets the company has several interventions in place, which include:
·
the upgrading of tip filters by either replacing complete units or installing additional first stage pre-filtration systems to increase dust filtration efficiency by removing larger particles of dust before they enter the primary dust filtration unit (improved from 94 per cent to
99 per cent implementation to date across the South African
region);
·
the use of foggers to trap dust particles liberated from tipping points before dust enters the main air stream (similar at 83 per cent implementation to date across the South African region);
·
footwall treatment to bind dust on the footwall and prevent it from being liberated into the intake airways (similar at 100 per cent implementation to date across the South African region); and
·
installation of tip doors. The tip doors are installed into the tipping points and remain closed when no tipping is taking place, thus reducing dust from entering the intake airways. The tip doors being spring loaded are self-closing once tipping is completed (improved from 54 per cent to 60 per cent implementation to date across the
South African region).

It must be noted that although the footwall treatment was completed in all identified areas, periodic retreatment is required to maintain effectiveness. The re-treatment is 35 per cent completed.

Of the individual gravimetric dust sample measurements taken during the June quarter, 98 per cent of individual samples were below the occupational exposure limit of 0.1 milligrams per cubic metre, thus meeting the target of not less than 95 per cent.
In March 2011, the South African Constitutional Court ruled that legislation which limited employees’ rights to claim compensation for certain diseases, including silicosis, were unconstitutional. As a result, the Court found that employees had the right to sue employers for common law damages to the extent that such employees could prove that they had suffered loss as a result of the negligence of the employer and such loss could be quantified. The potential impact to the Group is being assessed. In addition, we are reviewing our current processes to determine what additional measures can be taken to further mitigate the risks to employees of contracting silicosis.
West Africa region
Tarkwa
The June quarter has seen the consolidation of several productivity and efficiency initiatives at Tarkwa which has resulted in savings of US$6 million on BPR initiatives for the quarter. The main contributors were cost reductions and drill yield improvement, i.e. increased volume blasted per drill metre. The increased drill yield was achieved by using stronger explosives, increasing the burden and spacing of drill patterns, while maintaining fragmentation performance and increasing the blasted capital waste bench height from 6 metres to 9 metres. This resulted in a US$2 million cost reduction against the 2010 baseline.
The removal of bottlenecks at the North Heap leach facility has seen a
10 per cent improvement in tonnes processed against plan for the June quarter. This was mainly due to a reduction in operational and mechanical down time and the installation of three new large tertiary crushers commissioned during May. Metallurgical initiatives focused on improving recovery in the CIL plant. During the June quarter strategic sourcing and renegotiation of supply agreements for basic chemicals, explosives, grinding media and mill liners resulted in US$1 million spend reduction on these items against the 2010 baseline. Drill and blast efficiencies have improved by 20 per cent by optimising drill and blast design parameters
.

Focus for the September quarter will be directed at removing bottlenecks from the mining operations and improving gold recovery at the North Heap leach facility. This will be achieved by improving utilisation and availability of mining equipment in order to maximise quality ore supply from the open pit to the processing plants and improve capital strip tonnages. At the North Heap leach facility the focus will be on optimising particle size distribution for maximum gold liberation from crushed ore placed on the North Heap leach facility as well as reducing gold in process currently on heaps, targeting a 10 per cent reduction over the next two quarters.
Damang
Focus during the quarter was on harnessing the benefits realised from the conversion from contractor to owner operation and owner
maintenance. To date, benefits of US$9 million were achieved of which
US$7 million were realised in the June quarter.
Phase 2 of the BPR commenced during the June quarter with the completion of a full review of further potential improvement initiatives.
The focus during the September quarter will be on implementing the first phase of these additional improvement projects.
Australasia region
St Ives
The focus at St Ives has been on direct costs and productivity improvements within the existing site arrangements, including improvements in the heap leach operation, Lefroy mill area and short-
term interval controls in both the underground and open pit operations.
The second point of focus involved detailed planning and
implementation of owner mining for all underground ore extraction, while still maintaining the contractor development model similar to
Agnew.

Recently an agreement was reached with the primary underground contractor to acquire a major portion of its site based employees, mining fleet and associated equipment required to facilitate the transitioning into an owner mining operation. This transition will be completed during the September 2011 quarter.
Further studies in the opportunities afforded by owner mining are being undertaken at St Ives in other contractor areas to improve the cost structure and productivities. A resource optimisation study is currently in progress to identify further improvements in mine scheduling.
Agnew
At Agnew the main focus has been on securing productivity
improvements from the implementation of owner mining in mid-2010.
This required focus on short-term interval control at the underground operations, allowing for improved scheduling of equipment and resources. This was a major contributor to a 25 per cent increase in tonnes extracted from the underground mines in the June quarter compared with the March quarter.
In addition, it was determined that a move from contractor to owner maintenance would also lead to cost improvements. This change was implemented during the June quarter. Currently contractors are only used for underground development activities.

GOLD FIELDS RESULTS I 6
South Africa region

KDC
June
2011
March
2011
Gold produced - 000’oz
272.5
262.6
- kg
8,475
8,169
Yield - underground - g/t
6.0
6.6
- combined - g/t
3.2
3.2
Total cash cost - R/kg
225,133
206,916
- US$/oz
1,033
922
Notional cash expenditure - R/kg
290,289
264,341
- US$/oz
1,332
1,178
NCE margin - %
11
15

Gold production increased from 262,600 ounces (8,169 kilograms) in the March quarter to 272,500 ounces (8,475 kilograms) in the June quarter. This increase was despite the negative impact of six public holidays, safety stoppages and interventions following seismic related events.
Underground tonnes milled increased from 1.09 million tonnes in the
March quarter to 1.27 million tonnes in the June quarter. Underground yield decreased from 6.6 grams per tonne to 6.0 grams per tonne largely due to lower grades encountered on the western section of the mine. The decline in grade is considered temporary and has improved since quarter end. Surface tonnes milled decreased from 1.44 million tonnes to 1.38 million tonnes and the surface yield decreased from 0.7 grams per tonne to 0.6 grams per tonne.
Main development increased by 2 per cent from 11,545 metres to
11,740 metres, while on-reef development decreased by 14 per cent from 2,378 metres to 2,040 metres. The average development value decreased from 2,257 centimetre grams per tonne in the March quarter to 1,991 centimetre grams per tonne in the June quarter.

Operating costs increased from R1,721 million (US$247 million) to
R1,915 million (US$282 million). This increase was mainly due to the
28 per cent annual electricity price increase, together with one month of higher winter tariff and an increase in material costs as a result of increased underground mine support costs. Total cash cost for the quarter increased from R206,916 per kilogram (US$922 per ounce) in the March quarter to R225,133 per kilogram (US$1,033 per ounce) in the June quarter.
Operating profit increased from R826 million (US$118 million) in the
March quarter to R862 million (US$127 million) in the June quarter.

Capital expenditure increased from R439 million (US$63 million) to
R545 million (US$80 million) mainly due to timing of expenditure on various projects and an increase in ore reserve development.

Notional cash expenditure increased from R264,341 per kilogram
(US$1,178 per ounce) in the March quarter to R290,289 per kilogram
(US$1,332 per ounce) in the June quarter primarily as a result of the higher operating costs and capital expenditure partially offset by higher production. The NCE margin decreased from 15 per cent to 11 per cent.
Beatrix
June
2011
March
2011
Gold produced - 000’oz
98.0
74.4
- kg
3,048
2,314
Yield - underground
- g/t
4.5
4.4
- combined
- g/t
2.8
2.5
Total cash cost - R/kg
203,871
232,411
- US$/oz
935
1,036
Notional cash expenditure - R/kg
255,118
300,173
- US$/oz
1,170
1,338
NCE margin - %
23
4

Gold production increased from 74,400 ounces (2,314 kilograms) in the
March quarter to 98,000 ounces (3,048 kilograms) in the June quarter.

Underground tonnes milled increased from 499,000 tonnes to 648,000 tonnes, in line with historic levels of output. Underground yield improved slightly from 4.4 grams per tonne to 4.5 grams per tonne.
Surface tonnes milled increased from 409,000 tonnes to 422,000 tonnes. Surface yield was unchanged at 0.3 grams per tonne.

Main development increased from 5,135 metres in the March quarter to
6,682 metres in the June quarter. The on-reef development increased from 1,495 metres to 1,673 metres and the average main development value increased from 1,121 centimetre grams per tonne in the March quarter to 1,325 centimetre grams per tonne in the June quarter, and reflects the value variability of the zones being developed.

Operating costs increased from R549 million (US$79 million) in the
March quarter to R625 million (US$92 million) in the June quarter. This increase was mainly due to increased production as well as the 28 per cent annual electricity price increase, together with one month of higher winter tariffs. Total cash cost decreased from R232,411 per kilogram
(US$1,036 per ounce) to R203,871 per kilogram (US$935 per ounce)
due to the higher production.
Operating profit increased from R174 million (US$25 million) in the
March quarter to R385 million (US$56 million) in the June quarter.

Capital expenditure increased from R145 million (US$21 million) to
R152 million (US$23 million) with the majority spent on infrastructure upgrades, the methane exploitation Clean Development Mechanism
(CDM) project and ore reserve development.
Notional cash expenditure decreased from R300,173 per kilogram
(US$1,338 per ounce) in the March quarter to R255,118 per kilogram
(US$1,170 per ounce) in the June quarter due to the increased production. The NCE margin increased from 4 per cent to 23 per cent due to higher production partially offset by higher operating costs and higher capital expenditure.
South Deep project
June
2011
March
2011
Gold produced - 000’oz
76.1
74.0
- kg
2,366
2,301
Yield - underground - g/t
5.3
5.7
- combined - g/t
3.4
4.0
Total cash cost - R/kg
223,922
219,296
- US$/oz
1,027
977
Notional cash expenditure - R/kg
424,894
401,391
- US$/oz
1,949
1,789
NCE margin - %
(29)
(28)

Gold production at South Deep increased from 74,000 ounces (2,301 kilograms) in the March quarter to 76,100 ounces (2,366 kilograms) in the June quarter. This was largely due to an 8 per cent increase in

7 I GOLD FIELDS RESULTS
underground ore processed for the quarter to 419,000 tonnes.
Although the reef tonnes broken decreased from 415,000 to 360,000 tonnes in the June quarter, underground ore production was
augmented by clean-up of underground accumulations during the quarter. Production on the mine was affected by intermittent public holidays during the quarter and mechanised mining equipment
breakdowns. In addition, a major fall of ground in the 95 1 West main ramp severely hampered production, with the area scheduled to be fully rehabilitated in the September quarter.

Total tonnes milled, which included 156,000 tonnes from surface sources and 115,000 tonnes of off-reef development, increased from
578,000 tonnes in the March quarter to 690,000 tonnes in the June quarter. The higher volume of ore processed was offset by lower grades, with the underground yield decreasing from 5.7 grams per tonne in the March quarter to 5.3 grams per tonne in the June quarter.
The lower yield was due to a decrease in higher grade benching and long-hole stoping at 95 3 West and 2 West, as a result of breakdowns of long-hole drilling machines.

Development increased from 2,842 metres in the March quarter to
3,063 metres in the June quarter. The new mine capital development in phase 1, sub 95 level, increased from 1,143 metres in the March quarter to 1,173 metres in the June quarter. Development in the current mine areas above 95 level increased from 1,699 metres to
1,890 metres. Vertical development decreased from 261 metres in the
March quarter to 181 metres in the June quarter. De-stress mining increased from 4,987 square metres in the March quarter to 5,529 square metres in the June quarter.

Operating costs increased from R512 million (US$73 million) in the
March quarter to R533 million (US$79 million) in the June quarter. The increase was mainly due to the 28 per cent annual electricity price increase, together with one month of higher winter tariff. In addition, material costs increased due to the 19 per cent increase in tonnes milled. Total cash cost increased from R219,296 per kilogram (US$977 per ounce) to R223,922 per kilogram (US$1,027 per ounce).

Operating profit increased by 18 per cent from R207 million (US$30 million) in the March quarter to R245 million (US$36 million) in the June quarter due to the higher gold price received.

Capital expenditure increased from R411 million (US$59 million) in the
March quarter to R472 million (US$69 million) in the June quarter, in line with the project plan. The majority of this capital expenditure was on development, the ventilation shaft deepening and infrastructure, trackless equipment, as well as construction of the new tailings dam facility.

Notional cash expenditure increased from R401,391 per kilogram
(US$1,789 per ounce) in the March quarter to R424,894 per kilogram
(US$1,949 per ounce) in the June quarter mainly due to the higher operating costs and higher capital expenditure.
West Africa region
Ghana
Tarkwa
June
2011
March
2011
Gold produced - 000’oz
180.8
186.1
Yield - heap leach - g/t
0.5
0.5
- CIL plant - g/t
1.4
1.5
- combined - g/t
1.0
1.0
Total cash cost - US$/oz
534
464
Notional cash expenditure - US$/oz
889
871
NCE margin - %
41
37

Gold production decreased from 186,100 ounces in the March quarter to 180,800 ounces in the June quarter. The lower production was as a result of decreased CIL throughput at a lower head grade.
Total tonnes mined, including capital stripping, decreased from 29.3 million tonnes in the March quarter to 28.9 million tonnes in the June quarter. Production was affected by excessive rainfall during the quarter. Ore mined at 5.4 million tonnes was similar to the previous quarter. Mined grade at 1.23 grams per tonne was marginally lower than the 1.24 grams per tonne reported for the March quarter. The strip ratio reduced from 4.36 in the March quarter to 4.33 in the June quarter.

The total feed to the CIL plant decreased from 2.94 million tonnes in the March quarter to 2.92 million tonnes in the June quarter. Yield decreased from 1.5 grams per tonne to 1.4 grams per tonne. The CIL plant produced 129,400 ounces for the June quarter compared with the record 138,500 ounces in the March quarter.
Total feed to the North and South heap leach increased from 2.86 million tonnes to 2.97 million tonnes and the yield increased from 0.52 grams per tonne to 0.54 grams per tonne. The High Pressure Grinding
Roller (HPGR) at the South heap leach processed 0.82 million tonnes, compared with 0.87 million tonnes in the March quarter. The heap leach process produced 51,400 ounces, compared with 47,600 ounces in the March quarter. The increase was attributable to an increase in gold placed on the heaps and improved dissolutions.

Net operating costs increased from US$83 million (R576 million) in the
March quarter to US$88 million (R596 million) in the June quarter. This was mainly due to a lower gold-in-process credit in the June quarter and higher fuel prices. Total cash cost increased from US$464 per ounce in the March quarter to US$534 per ounce in the June quarter, mainly as a result of the decrease in production and the increase in the royalty from 3 per cent to 5 per cent, with effect from 1 April 2011.

Operating profit increased from US$175 million (R1,219 million) to
US$185 million (R1,257 million).
Capital expenditure decreased from US$57 million (R396 million) in the
March quarter to US$52 million (R354 million) in the June quarter, with new mining equipment, the tailings dam expansion and pre-stripping being the major items.
Notional cash expenditure increased from US$871 per ounce to
US$889 per ounce due to decreased production and increased costs.
The NCE margin increased from 37 per cent to 41 per cent.
Damang
June
2011
March
2011
Gold produced - 000’oz
56.3
57.5
Yield - g/t
1.4
1.4
Total cash cost - US$/oz
660
703
Notional cash expenditure - US$/oz
876
1,154
NCE margin - %
42
17

Gold production decreased from 57,500 ounces in the March quarter to
56,300 ounces in the June quarter as a result of lower mining volumes from the high grade Damang pit cutback (DPCB). This was due to partial sterilisation of the pit floor for safety reasons whilst mining the
East Ramp, which will allow access to additional ore supply by increasing the mining width from the end of the year.

Total tonnes mined, including capital stripping, increased from 5.1 million tonnes in the March quarter to 5.7 million tonnes in the June quarter. The increase in tonnes mined is a requirement for exposing long term ore reserves and delivery of fresh ore to the mill. Ore mined decreased from 1.3 million tonnes to 1.2 million tonnes. Capital stripping for the quarter increased from 1.2 million tonnes to 2.3 million tonnes. The total strip ratio, including capital strip, was 3.8 compared with the previous quarter’s 3.1.
Tonnes processed at 1.27 million tonnes were similar to the March quarter.

Net operating costs decreased from US$39 million (R274 million) in the
March quarter to US$34 million (R229 million) in the June quarter due

GOLD FIELDS RESULTS I 8
to a US$7 million saving, mainly realised from a full quarter of owner mining, partially offset by a gold-in-process charge of US$2 million.
Total cash cost decreased from US$703 per ounce to US$660 per ounce mainly due to the decrease in operating cost.
Operating profit increased from US$40 million (R280 million) in the
March quarter to US$51 million (R348 million) in the June quarter.

Capital expenditure decreased from US$27 million (R187 million) to
US$17 million (R113 million) as a result of the owner mining project reaching completion.
Notional cash expenditure decreased from US$1,154 per ounce in the
March quarter to US$876 per ounce in the June quarter. The NCE margin increased from 17 per cent to 42 per cent as a result of lower operating costs and capital expenditure.
South America region
Peru
Cerro Corona
June
2011
March
2011
Gold produced - 000’oz
41.1
40.6
Copper produced - tonnes
9,814
9,685
Total equivalent gold produced - 000’ eq oz
101.0
108.1
Total equivalent gold sold - 000’ eq oz
101.5
112.2
Yield - gold - g/t
0.8
0.8
- copper - %
0.60
0.64
- combined - g/t
1.8
2.1
Total cash cost - US$/eq oz
408
387
Notional cash expenditure - US$/eq oz
526
537
NCE margin - %
62
61
Gold price * - US$/oz
1,499
1,383
Copper price * - US$/t
9,176
9,648
* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold produced increased from 40,600 ounces in the March quarter to
41,100 ounces in the June quarter. Copper production increased from
9,685 tonnes to 9,814 tonnes. Despite this, equivalent production decreased from 108,100 ounces to 101,000 ounces due to lower copper prices relative to gold prices in the June quarter. Concentrate with a payable content of 42,196 ounces of gold was sold at an average price of US$1,502 per ounce and 9,998 tonnes of copper were sold at an average price of US$8,444 per tonne, net of treatment and refining charges.

The higher gold and copper production in the June quarter was due to
a 9 per cent increase in ore processed (1.72 million tonnes compared with 1.58 million tonnes in the previous quarter). The increased production was attributable to higher plant availability during the June quarter and higher throughput.

Total tonnes mined increased from 3.29 million tonnes in the March quarter to 3.48 million tonnes in the June quarter. Ore mined at 1.71 million tonnes was 2 per cent higher than the 1.67 million tonnes in the previous quarter, reflecting the higher plant availability and tonnage treated. The strip ratio for the June quarter was 1.04, compared with
0.97 in the previous quarter.

Gold yield was similar to the previous quarter at 0.8 grams per tonne, and copper yield was marginally lower at 0.60 per cent compared with
0.64 per cent in the March quarter.

Net operating costs decreased from US$44 million (R305 million) in the
March quarter to US$38 million (R258 million) in the June quarter, mainly due to lower workers’ statutory participation in profits in line with lower earnings and a lower gold-in-process charge. Total cash cost increased from US$387 per equivalent ounce in the March quarter to
US$408 per equivalent ounce in the June quarter, primarily due to lower equivalent ounces sold during the June quarter.

Operating profit decreased from US$112 million (R785 million) in the
March quarter to US$104 million (R704 million) in the June quarter, due to the lower spot copper price received during the June quarter.

Capital expenditure was similar at US$16 million (R106 million) with expenditure mainly on the tailings facility.

Notional cash expenditure decreased from US$537 per equivalent ounce in the March quarter to US$526 per equivalent ounce in the June quarter mainly due to the effect of the lower working costs. The NCE margin increased from 61 per cent to 62 per cent.
Australasia region
Australia
St Ives

June
2011
March
2011
Gold produced - 000’oz
108.7
120.5
Yield - heap leach - g/t
0.5
0.5
- milling - g/t
2.7
2.9
- combined - g/t
2.0
2.3
Total cash cost - A$/oz
959
860
- US$/oz
1,015
862
Notional cash expenditure - A$/oz
1,295
997
- US$/oz
1,371
1,000
NCE margin - %
9
28

Gold production decreased from 120,500 ounces in the March 2011 quarter to 108,700 ounces in the June 2011 quarter because of unplanned downtime at the Lefroy mill due to a failure on the SAG mill motor and a decrease in high grade underground ore mined this quarter.

At the underground operations, ore mined decreased from 456,700 tonnes at 4.2 grams per tonne in the March quarter to 401,600 tonnes at 4.5 grams per tonne in the June quarter. The tonnage reduction reflects the scheduled closure of the Belleisle mine in May. Belleisle is being replaced by the Athena mine which will reach commercial levels of production during the September quarter. Overall grade improved due to increased tonnage and grades delivered from Athena.

At the open pit operations total ore tonnes mined increased from
948,000 tonnes at 1.9 grams per tonne in the March quarter to
1,038,000 tonnes at 1.7 grams per tonne in the June quarter. The reduction in grade was due to lower grades realised from Apollo, as this pit reached the end of its life.

Gold produced from the Lefroy mill decreased from 113,600 ounces in the March quarter to 100,700 ounces in the June quarter, due to the
SAG mill motor failure, resulting in a 6 per cent reduction in throughput.
Tonnes processed decreased from 1.22 million tonnes in the March quarter to 1.15 million tonnes in the June quarter. Mill head grade decreased marginally from 3.0 grams per tonne in the March quarter to
2.9 grams per tonne in the June quarter, reflecting an increase in open pit material treated during the June quarter.

Production from the heap leach facility increased from 6,900 ounces in the March quarter to 8,000 ounces in the June quarter, due to an increase in throughput of 135,000 tonnes, from 395,000 tonnes to
530,000 tonnes.

Net operating costs decreased from A$105 million (R736 million) in the
March quarter to A$103 million (R740 million) in the June quarter. This decrease was primarily due to an inventory draw-down in the March quarter. Total cash cost increased from A$860 per ounce (US$862 per ounce) to A$959 per ounce (US$1,015 per ounce) due to the lower gold production.

9 I GOLD FIELDS RESULTS
Operating profit decreased from A$62 million (R435 million) to A$51 million (R365 million), due to the decrease in gold production.

Capital expenditure increased from A$24 million (R166 million) to A$39 million (R275 million) due primarily to mine development (A$24 million)
and exploration (A$8 million). Increased spend on mine development occurred at Athena mine, the new Hamlet underground mine and at the
Formidable open pit.
Notional cash expenditure increased from A$997 per ounce (US$1,000 per ounce) in the March quarter to A$1,295 per ounce (US$1,371 per ounce) in the June quarter. The NCE margin decreased from 28 per cent to 9 per cent due to higher capital expenditure and lower production.
Agnew
June
2011
March
2011
Gold produced - 000’oz
50.4
37.9
Yield - g/t
6.8
6.4
Total cash cost - A$/oz
641
758
- US$/oz
679
760
Notional cash expenditure - A$/oz
979
1,155
- US$/oz
1,037
1,158
NCE margin
- %
31
17

Gold production increased from 37,900 ounces in the March quarter to
50,400 ounces in the June quarter. Ore mined from underground increased from 147,000 tonnes at a head grade of 8.2 grams per tonne in the March quarter to 183,000 tonnes at a head grade of 8.8 grams per tonne in the June quarter. Ore production commenced at the
Songvang open pit in the June quarter, producing 90,000 ore tonnes at a head grade of 1.7 grams per tonne.
Tonnes processed increased from 184,000 tonnes in the March quarter to 231,000 tonnes in the June quarter, with an increase in yield from
6.4 grams per tonne to 6.8 grams per tonne as underground production and head grade increased. The tonnes mined from underground were supplemented with the lower grade surface material from the Songvang open pit.
Net operating costs increased from A$29 million (R204 million) in the
March quarter to A$32 million (R227 million) in the June quarter, mainly due to ore production from the Songvang open pit during the quarter.
Total cash cost per ounce decreased from A$758 per ounce (US$760 per ounce) to A$641 per ounce (US$679 per ounce) primarily due to the increased production. The increased underground production came without any increase in underground mining costs quarter on quarter.

Operating profit increased from A$24 million (R166 million) in the
March quarter to A$41 million (R291 million) in the June quarter.

Capital expenditure increased from A$15 million (R105 million) in the
March quarter to A$17 million (R124 million) in the June quarter. This included A$3 million spent on the Songvang open pit project and A$2 million on the new ventilation system, which includes a return air shaft and primary ventilation fans for the extension of Waroonga
underground mine.
Notional cash expenditure decreased from A$1,155 per ounce
(US$1,158 per ounce) in the March quarter to A$979 per ounce
(US$1,037 per ounce) in the June quarter due to the increased production. The NCE margin increased from 17 per cent to 31 per cent.
Quarter ended 30 June 2011 compared with
quarter ended 30 June 2010

Group attributable equivalent gold production decreased by 3 per cent from 898,000 ounces for the quarter ended June 2010 to 872,000 ounces for the quarter ended June 2011.
At the South African operations gold production decreased from
488,000 ounces to 447,000 ounces. KDC’s gold production decreased from 326,000 ounces to 273,000 ounces due to a decrease in volumes mined. Beatrix’s gold production increased from 92,000 ounces to
98,000 ounces mainly due to higher volumes mined and processed.
South Deep’s gold production increased from 70,000 ounces to 76,000 ounces in line with the build-up plan.
At the West African operations, total managed gold production decreased from 257,000 ounces for the quarter ended June 2010 to
237,000 ounces for the quarter ended June 2011. At Tarkwa, gold production decreased by 10 per cent from 200,000 ounces to 181,000 ounces due to a decrease in CIL throughput head grades. At Damang, gold production decreased marginally from 57,000 ounces to 56,000 ounces.
In South America, gold equivalent production at Cerro Corona increased from 97,000 ounces in the June 2010 quarter to 101,000 ounces in the June 2011 quarter, mainly due to an increase in ore mined and processed as well as higher copper prices relative to gold prices in the June 2011 quarter.
At the Australasia operations gold production increased by 7 per cent from 149,000 ounces in the June 2010 quarter to 159,000 ounces in the June 2011 quarter. St Ives decreased from 118,000 ounces to
109,000 ounces. This was mainly due to a decrease in tonnes mined from both surface and underground, exacerbated by lower grades.
Production at Agnew increased from 32,000 ounces to 50,000 ounces due to increased stope availability at Kim following the rehabilitation of poor ground conditions as well as additional ounces from Songvang.

Revenue increased by 9 per cent from R8,803 million (US$1,169 million) to R9,581 million (US$1,411 million). The average gold price increased by 13 per cent from R287,454 per kilogram (US$1,191 per ounce) in the quarter ended June 2010 to R326,206 per kilogram
(US$1,496 per ounce) in the June 2011 quarter. The Rand
strengthened from US$1 = R7.51 to US$1 = R6.78 or 10 per cent, while the Rand/Australian Dollar weakened by 8 per cent from A$1 = R6.66 to A$1 = R7.18. The Australian Dollar strengthened 19 per cent from
89 cents to 106 cents to the US Dollar.
Net operating costs increased by only 1 per cent from R5,065 million
(US$673 million) to R5,124 million (US$755 million). At the South Africa region, the increase in costs was mainly due to annual wage and electricity tariff increases. At the West Africa region, the increase in costs was due to electricity tariff increases, fuel price increases and annual wage increases, while in South America increased statutory workers’ participation in profits contributed to the increase in costs.
Total cash cost for the Group increased from R166,215 per kilogram
(US$688 per ounce) to R177,934 per kilogram (US$816 per ounce)
due to decreased gold production and increased operating costs.

At the South African operations operating costs increased by 6 per cent from R2,905 million (US$386 million) for the June 2010 quarter to
R3,074 million (US$453 million) for the June 2011 quarter. This was due to annual wage increases and increased electricity tariffs, partly offset by cost saving initiatives and fewer employees at all the operations. Total cash cost at the South African operations increased from R187,770 per kilogram to R220,261 per kilogram as a result of the above and the decrease in production.
At the West African operations, net operating costs decreased from
US$151 million in the June 2010 quarter to US$122 million in the June
2011 quarter. This was due to a higher gold-in-process credit, a decrease in production and operating cost as a result of the conversion to owner maintenance. These decreases were partly offset by annual wage increases, fuel increases and power increases.
At Cerro Corona in South America, net operating costs increased from
US$32 million in the June 2010 quarter to US$38 million in the June
2011 quarter, in line with the increase in production and the increase in workers’ statutory participation in profit.
At the Australasia operations, net operating costs increased from
A$117 million in the June 2010 quarter to A$135 million in the June
2011 quarter. At St Ives, net operating costs increased from A$89 million to A$103 million mainly due to increased waste normalisation

GOLD FIELDS RESULTS I 10
charges and increased contractor mining costs. At Agnew, net operating costs increased from A$27 million to A$32 million due to the fuel price and salary increases together with the increase in production.

Operating profit increased from R3,738 million (US$496 million) to
R4,457 million (US$656 million).

Non-recurring costs of R101 million (US$15 million) for the June 2011 quarter compare with non-recurring costs of R144 million (US$19 million) for the June 2010 quarter. The non-recurring items for the June
2011 quarter include voluntary separation packages and business process re-engineering costs at all the operations. The non-recurring items for the June 2010 quarter were mainly as a result of an impairment on our investment in Rusoro of R197 million (US$26 million), partly offset by profit on the disposal of Eldorado shares of R49 million (US$6 million).

Government royalties increased from R221 million (US$29 million) in the June 2010 quarter to R236 million (US$35 million) in the June 2011 quarter.

Taxation increased from R644 million (US$86 million) in the June 2010 quarter to R866 million (US$128 million) in the June 2011 quarter in line with the higher taxable income.

Net earnings attributable to owners of the parent amounted to R1,267 million (US$186 million), compared with earnings of R900 million
(US$120 million) for the quarter ended June 2010.

Earnings excluding non-recurring items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R1,326 million (US$195 million) for the quarter ended June 2011, compared with R945 million (US$125 million) for the quarter ended June 2010.
Growth

Gold Fields has a target of achieving five million ounces per annum, either in production or in development, by the end of 2015. To this end we have developed an extensive pipeline of projects which are discussed below.
PROJECT DEVELOPMENT
Far South East (FSE)
In the Philippines, exploration at the Far South East project (Gold
Fields have an option to earn 60 per cent) is progressing well with eight underground diamond drill rigs operating and nearly 22,000 metres completed in 17 core holes. In addition, surface drilling also commenced during the quarter. Initial results of the proof-of-concept drilling confirmed the preliminary model based on historic drilling and identified the presence of significant mineralisation outside the model, both laterally and at depth. Drilling is in progress to further scope the system as well as complete a sufficient number of infill holes to support the first resource model to be delivered in March 2012.

In addition to the resource definition drilling, a comprehensive geotechnical programme is underway as well as studies on
hydrogeology, mining methods and potential sites for tailings disposal and infrastructure. The community relations team has ramped up its activities in the district and initiated sustainable development programmes in partnership with the local communities.

Exploration expenditure of R26 million (US$4 million) and feasibility and evaluation costs of R17 million (US$3 million) in the June quarter compare with exploration expenditure of R17 million (US$2 million) and feasibility and evaluation costs of R27 million (US$4 million) in the
March quarter.
Chucapaca
Progress is being made towards completion of the feasibility study at the Chucapaca project in Peru (Gold Fields 51 per cent). Twelve drill rigs are on site working on infill and geotechnical drilling within the resource area. Results continue to be positive and an updated interim resource estimate is expected to be released in the last quarter of the year. The final model for the feasibility study is planned for mid-2012.

Sterilisation drilling and additional holes for metallurgical samples have commenced. A battery of metallurgical variability tests has been completed and an optimisation study is in progress. The results of this work will feed into the plant throughput and process design for the environmental impact assessment and the feasibility study. Baseline work for the environmental impact assessment is expected to be completed in the March 2012 quarter. As part of our formal
agreements with the communities, a significant effort has been made to hire and train local employees as well as establish sustainable development programmes within communities impacted by the project.

Capitalised exploration expenditure for the June quarter amounted to
US$18 million compared with US$12 million in the March quarter.
Arctic Platinum project (APP)
In April 2011 a decision was reached to conduct a pre-feasibility consolidation study (PFS) for the APP project in Finland (Gold Fields
100 per cent). The primary objective of the study is to review the previous feasibility study completed in 2005, update the mineral resource and mining profiles, incorporate the changed metallurgical and residue disposal requirements and to develop an updated capital and operating cost model for the project. The PFS is scheduled for completion by the end of the year.

The pilot plant metallurgical test work which forms an integral part of the PFS is on schedule. The pilot plant flotation runs were completed in Finland on two 50 tonne samples from the Konttijarvi and Ahmavaara deposits and both concentrate samples have been transported to
Canada for pilot plant hydrometallurgical recovery of gold, platinum, palladium, copper and nickel. Overall metal recoveries in the flotation concentrates appear to be satisfactory in relation to the prior bench-
scale test work. The pilot-scale hydrometallurgical campaign commenced in July 2011 and initial results are expected by September
2011.

A new mining licence application was filed in June for an area measuring 2,434 hectares which is contiguous with the Suhanko project. The new licence area, referred to as Suhanko II, covers the
Vaaralampi and Tuumasuo PGE-Cu–Ni deposits. The process of
completing the Environmental Impact Assessment for Suhanko II has
been initiated.
Yanfolila
At the Yanfolila project in southern Mali (Gold Fields 85 per cent), resource delineation drilling continued with four rigs on the Komana
East, Komana West and Kabaya South deposits, in parallel with other elements of a scoping study which is on schedule for completion during the September 2011 quarter. Target definition work and initial drilling also continued on several other promising targets which are located within a 20 kilometre radius of Komana East.
EXPLORATION PROJECTS
In addition to the three resource development projects mentioned above, the greenfields exploration portfolio also consists of two advanced drilling projects, six initial drilling projects and nine target definition projects in Peru, Chile, Ghana, Canada, Kyrgyzstan, and
Australia. Near mine exploration continued at St Ives, Agnew, Damang and Cerro Corona during the quarter.
Advanced drilling projects
In British Columbia, Canada, Gold Fields can earn up to a 70 per cent interest in the Woodjam project with joint venture partners Fjordland
Exploration Inc. (TSX.V:“FEX”) and Cariboo Rose Resources
(TSX.V:“CRB”). Resource delineation drilling continued during the quarter with two drill rigs on the Southeast Zone porphyry copper-gold-
molybdenum target. The drilling programme is on schedule for completion during the September 2011 quarter and delivery of a
SAMREC 2007 compliant mineral resource declaration on the
Southeast Zone and a conceptual study by September 2011.
Additional prospective third party concessions within the project area were optioned during the quarter and will be incorporated into the initial drilling plans to be carried out during the remainder of the year.

11 I GOLD FIELDS RESULTS
At the Talas project in Kyrgyzstan (Gold Fields 60 per cent), a new community engagement strategy has been implemented.
Environmental monitoring and reclamation of disturbed areas is ongoing. There has been a notable improvement in community
relations and the Central Government continues to be very supportive of the project. The exploration programme is expected to re-start in
2012.
Initial drilling projects
The East Lachlan joint ventures in New South Wales, Australia, comprise of two project areas (Wellington North and Cowal East) where
Gold Fields has an 80 per cent interest and another two projects where
Gold Fields is still earning into an 80 per cent interest with Clancy
Exploration Ltd (ASX:”CLY”). Reverse circulation drilling completed at the MacGregors greenstone hosted orogenic gold prospect (Parkes
East JV Project) intersected wide zones of near surface, low grade gold mineralisation confirming a large hydrothermal gold system from surface which is open along strike and at depth. Initial reverse circulation drilling was also undertaken at the Boxdale Prospect,
Moorefield Project. Initial indications confirm the presence of a wide, near surface mineralised structure with encouraging gold and silver contents together with anomalous arsenic and antimony values. Full field air core drilling for porphyry copper-gold mineralisation at the Myall joint venture has been temporarily suspended due to cereal crop sowing and continuing wet weather.

On the Alectown tenements (Gold Fields 100 per cent) located within the East Lachlan project area, reverse circulation drilling on the Buryan targets confirmed the presence of low grade porphyry-style gold and copper mineralisation in a strongly altered diorite intrusion. Drilling also intersected a new carbonate base metal-gold epithermal target on the edge of the porphyry system identified above and returned low grade gold and copper mineralisation. The epithermal and porphyry
mineralisation at Buryan remains open along strike and at depth.

Reverse circulation scout drilling was carried out at the Salares Norte property in Chile (Gold Fields has an option for 100 per cent) to test selected epithermal targets. Initial results are encouraging and a follow-up drilling programme is planned for the next field season. An option agreement was signed for the adjacent third party-owned Rio
Baker concessions (Gold Fields option for 100 per cent) which will be incorporated into the exploration plan for the Salares Norte project area. At the nearby Pircas epithermal gold project in Chile (Gold Fields has an option for 100 per cent), the reverse circulation drilling programme was cut short by winter weather after only two holes were completed. This drilling programme is planned to continue in
September 2011.

A 2,000 metre diamond drilling programme commenced in late June
2011 at the Toodoggone project in British Columbia, Canada where
Gold Fields can earn up to 75 per cent in a joint venture with
Cascadero Copper Corporation (TSX.V:“CCD”). The drill holes are testing the Mex porphyry copper-gold target which was not drilled by
Gold Fields in the last exploration campaign completed in 2009.

At the Asheba project in Ghana (Gold Fields 90 per cent), interpretation of the initial drill results combined with old mine maps have delineated additional exploration targets along strike and the project warrants further work.
Near Mine exploration
St Ives
The main focus this quarter has been on resource development drilling in the Neptune and Victory prospective open pit expansion areas. In excess of 25,000 metres of reverse circulation and diamond drilling have been completed in the Neptune area and results continue to be positive. Interim model updates are in progress and will be combined in order to complete the global optimisation of the Greater Neptune-
Greater Revenge project area.
Framework diamond drilling has been completed around the Victory complex. Prospective new mineralisation has been identified to the west of the current Leviathan pit which will require follow up. Additional mineralisation was also identified in the vicinity of the Britannia
Footwall, Sirius and Paddy’s resources.
Target generation drilling was carried out at several other targets within the Junction – South Argo Trend and the South Foster area. Reserve conversion and extensional drilling is in progress at Athena, Hamlet and Cave rocks.
Agnew
Recent drilling has identified three high grade ore-shoots at depth on the Waroonga Main Lode North: the Fitzroy, the Bengal and the
Hastings shoots. The Fitzroy and Bengal shoots plunge steeply to the northwest and may intersect with the Porphyry Link Zone which was previously identified between the Main North and Kim Lodes. Results of the NAVI
®
drilling have been positive and resource delineation drilling will take place in these areas during the second half of 2011.

Encouraging assay results from two new holes into the Porphyry Link
Zone suggest that the extensions to the shallow plunging, moderate grade mineralisation situated on the southern edge of the Kim South
Lode extends to the south and may potentially join up with the high grade mineralisation in the Fitzroy and Bengal Shoots. Although the
immediate focus at Waroonga is on confirming grade and continuity of the high grade shoots, this mineralised trend between Kim Lode and the Fitzroy Shoot requires follow-up which will be scheduled for the
2012 work programme.
Recent reconnaissance air core drilling was completed to the north of the Cinderella deposit. Two zones of shallow mineralisation were delineated, approximately 200 metres and 1 kilometre north of the potential Cinderella pit position respectively. A follow-up drilling programme is required.
Damang
Based on positive results of the recently completed Phase 1 proof of concept drilling programme at Greater Damang, a pre-feasibility study
(PFS) commenced in July 2011. This includes the Phase 2 resource definition drilling programme of 43,000 metres, already underway.
Drilling will be completed from the active pit floor in most cases and is designed to test the limits of potential mineralisation at depth. Assay results have been broadly consistent with expectation and continue to define both continuity of the system to depth and presence of regular higher grade pods which drive the economics of this deposit.
Cerro Corona
Initial assay results of the recently completed Phase 2 infill and extensional drilling programme appear to generally confirm the existing resource model, with local areas of either higher or lower grade than modelled. The data will be used to develop a revised litho-structural-
alteration model and resource update to better define the Life of Mine reserves.
Exploration framework drilling commenced in June on the adjacent
Sylvita project. Of the five holes completed, three have successfully intersected altered porphyry and two intersected limestone with narrower dykes intruding the sequence. Skarn and sulphide manto mineralisation has been observed in the limestone close to dykes and the porphyry, with some indications of localised strong copper mineralisation.
The Oxide Stockpile Drilling project was completed in June 2011.
Assays received confirmed the estimated grade of the stockpile, as well as distribution and very low levels of soluble copper within the stockpile stack. Full analysis and modelling of the stockpiles was completed in
July 2011.
Business development
An option agreement was signed with a private owner in May 2011 which allows Gold Fields the right to acquire 100 per cent of the
Mandiana project in Guinea for a schedule of modest option payments over three years. Field work will focus on the delineation and testing of initial drilling targets within the first year.
An option agreement was signed in June 2011 which allows Gold
Fields the right to acquire the third party Robson claim within the
Eldorado project area in British Columbia, Canada. Terms include modest work commitments over four years and a royalty which can be purchased.

GOLD FIELDS RESULTS I 12
Corporate
New housing complex
On 26 May 2011 a new employee housing project was opened near
KDC as part of the R560 million, five year staff housing programme.
The new Tembelihle Park complex represents an investment of R25 million and will offer housing accommodation to a hundred KDC employees and their families.
The complex is an integral part of the Group’s continuing programme to renovate housing, construct new family homes and upgrade and de-
densify high-density accommodation at its South African mines.
Trust donates to TutuDesk campaign
South Deep Education Trust presented R2 million to Archbishop
Emeritus Desmond Tutu’s 2015 TutuDesk campaign on 15 June 2011.
This campaign aims to reduce classroom desk shortages affecting over
90 million African school children by 2015.

The plastic lapdesks are manufactured by the Lapdesk Company for disadvantaged school children who have no access to desks or classrooms. More than a million children have received lapdesks at schools in South Africa since the company’s formation in 2002.
Ghana acquisition approved
On 20 June 2011 further to the announcement on 15 April 2011, shareholders overwhelmingly approved the US$667 million acquisition of IamGold Corporation’s indirect 18.9 per cent stake in the Tarkwa and
Damang gold mines in Ghana.
New loan facility
Gold Fields announced on 6 July 2011 that it has secured a 5-year
US$1 billion revolving credit facility. The loan will replace a US$450 million three-year facility with a September 2013 maturity.

The new facility, agreed by Gold Fields with a syndicate of fourteen banks, was oversubscribed by 1.33 times.
The loan carries an interest rate of between 120 basis points and 160 basis points over the London Interbank Offered Rate (Libor) depending on the level of utilisation.
Changes to the executive
Peter Turner, the current Executive Vice President (EVP), West Africa region, has taken up the position of EVP, South African region, with effect from Monday 8 August 2011. Peter’s appointment is based on his wide-ranging experience in operating both open-cast and deep-level mines, having previously worked as Vice President, at both Driefontein and Kloof, and in his previous career at the AngloGold Ashanti Group.

Tim Rowland, who has been acting as Head of the South African region for the last eight months, will take up the position of EVP, Group
Technical Services, a new position that will house the full technical function for the Group. Prior to running the South African region on an acting basis, Tim headed the Mineral Resource and Mineral Reserve portfolio for the Group. Tim’s extensive experience, both at Gold Fields and at AngloGold Ashanti over the past 25 years, makes him the ideal person to lead the Technical Services Group.
Following the retirement of Ben Zikmundovsky, EVP International
Capital Projects and International Technical Services, at the end of
July, the existing Exploration and Business Development portfolio was consolidated together with the International Capital portfolio. Tommy
McKeith will head the consolidated Group Growth function as EVP
Growth and International Projects.
Cash dividend

In line with the company’s policy to pay out 50 per cent of its earnings attributable to owners of the parent adjusted for impairments and after taking account of investment opportunities, an interim dividend has been declared payable to shareholders as follows:
interim dividend number 75:
100 SA cents per share
last date to trade cum- dividend: Friday 26 August 2011
sterling and US dollar conversion date: Monday 29 August 2011 trading commences ex dividend:
Monday 29 August 2011
record date: Friday 2 September 2011
payment date: Monday 5 September 2011
Share certificates may not be dematerialised or rematerialised between
Monday, 29 August 2011 and Friday, 2 September 2011, both dates inclusive.
Outlook

The production guidance provided on 18 February 2011 for the year ending December 2011 remains unchanged. Equivalent gold
production is estimated at between 3.5 million and 3.7 million attributable ounces. Total cash cost is estimated at US$790 per ounce
(R178,000 per kilogram) compared with US$760 per ounce (R175,000 per kilogram) provided in February. This is mainly due to an increase in fuel costs at the West Africa region, higher power costs at the South
Africa and West Africa regions, higher wage costs than originally anticipated, an increase in the workers’ participation of profits at Cerro
Corona and increased royalties at all our operations due to the higher gold price. The NCE is estimated at US$1,190 per ounce (R268,000 per kilogram) compared with US$1,050 per ounce (R240,000 per kilogram) due to the increase in costs above together with significant investment in our growth projects, such as Chucapaca, APP and the feasibility study at Greater Damang, given the rate at which these projects are progressing. These growth projects, previously expensed, have reached a point where they are now being capitalised. These estimates are based on exchange rates of R/US$7.00 and US$/A$1.03 for the year as a whole which assumes R/US$7.14 for the remaining six months of the year. The above is subject to an improved safety performance limiting the impact of safety related stoppages and the forward looking statement on pages 1 and 27.
Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting and
South African Statements and Interpretations of Statements of
Generally Accepted Accounting Practice (AC 500 series). The
accounting policies and disclosure requirements used in the
preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards
Board.

N.J. Holland
Chief Executive Officer
11 August 2011

13 I GOLD FIELDS RESULTS
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
SOUTH AFRICAN RAND
June
2011
March
2011
June
2010
June
2011
June
2010
Revenue
9,581.0
8,969.4 8,802.7
18,550.4
16,082.6
Operating costs, net
(5,124.2)
(4,878.4) (5,064.7)
(10,002.6)
(9,774.5)
- Operating costs
(5,250.7)
(4,959.0) (5,102.5)
(10,209.7)
(9,860.8)
- Gold inventory change
126.5
80.6 37.8
207.1
86.3
Operating profit
4,456.8
4,091.0 3,738.0
8,547.8
6,308.1
Amortisation and depreciation
(1,277.2)
(1,240.0) (1,368.2)
(2,517.2)
(2,507.5)
Net operating profit
3,179.6
2,851.0 2,369.8
6,030.6
3,800.6
Net interest paid
(31.5)
(40.9) (33.4)
(72.4)
(78.1)
Share of gain/(loss) of associates after taxation
0.8
(3.5) 86.2
(2.7)
90.3
(Loss)/gain on foreign exchange
(19.0)
3.0 6.0
(16.0)
(9.6)
Gain/(loss) on financial instruments
24.6
6.4 19.1
31.0
(5.9)
Share-based payments
(122.5)
(122.0) (46.1)
(244.5)
(167.0)
Other
(84.8)
(76.1) (119.9)
(160.9)
(216.3)
Exploration
(213.5)
(138.5) (185.5)
(352.0)
(312.4)
Feasibility and evaluation costs
(17.2)
(27.3) -
(44.5)
-
Profit before royalties, taxation and non-recurring items
2,716.5
2,452.1 2,096.2
5,168.6
3,101.6
Non-recurring items
(100.6)
(82.6) (144.1)
(183.2)
(121.8)
Profit before royalties and taxation
2,615.9
2,369.5 1,952.1
4,985.4
2,979.8
Royalties
(236.4)
(164.6) (220.8)
(401.0)
(338.0)
Profit before taxation
2,379.5
2,204.9 1,731.3
4,584.4
2,641.8
Mining and income taxation
(866.3)
(780.0) (643.7)
(1,646.3)
(1,073.7)
- Normal taxation
(520.7)
(599.8) (339.6)
(1,120.5)
(495.0)
- Deferred taxation
(345.6)
(180.2) (304.1)
(525.8)
(578.7)
Net profit
1,513.2
1,424.9 1,087.6
2,938.1
1,568.1
Attributable to:
- Owners of the parent
1,266.8
1,100.4 899.9
2,367.2
1,215.6
- Non-controlling interest
246.4
324.5 187.7
570.9
352.5
Non-recurring items:
Profit on sale of investments
-
- 63.8
-
88.2
(Loss)/profit on sale of assets
(2.4)
(1.3) 0.5
(3.7)
1.4
Restructuring costs
(63.0)
(84.6) (11.8)
(147.6)
(13.5)
Gain on financial instruments
-
- -
-
-
Impairment of investments
(1.2)
- (196.6)
(1.2)
(197.9)
Other
(34.0)
3.3 -
(30.7)
-
Total non-recurring items
(100.6)
(82.6) (144.1)
(183.2)
(121.8)
Taxation
30.1
25.9 (7.0)
56.0
(6.7)
Net non-recurring items after taxation
(70.5)
(56.7) (151.1)
(127.2)
(128.5)
Net earnings
1,266.8
1,100.4 899.9
2,367.2
1,215.6
Net earnings per share (cents)
175
153 128
328
172
Diluted earnings per share (cents)
174
151 125
325
169
Headline earnings
1,270.1
1,101.4 1,039.1
2,371.5
1,331.1
Headline earnings per share (cents)
176
153 147
329
189
Diluted headline earnings per share (cents)
174
151 145
325
186
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation
1,326.4
1,151.7 945.4
2,478.1
1,265.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)
184
160 134
344
179
Gold sold – managed kg
29,371
28,775 30,623
58,146
58,028
Gold price received R/kg
326,206
311,708 287,454
319,031
277,152
Total cash cost R/kg
177,934
168,455 166,215
173,243
167,785

GOLD FIELDS RESULTS I 14
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
UNITED STATES DOLLARS
June
2011
March
2011
June
2010
June
2011
June
2010
Revenue
1,411.3
1,285.0 1,169.2
2,696.3
2,140.4
Operating costs, net
(754.9)
(699.0) (673.1)
(1,453.9)
(1,300.7)
- Operating costs
(773.5)
(710.5) (678.1)
(1,484.0)
(1,312.2)
- Gold inventory change
18.6
11.5 5.0
30.1
11.5
Operating profit
656.4
586.0 496.1
1,242.4
839.7
Amortisation and depreciation
(188.2)
(177.7) (181.7)
(365.9)
(333.7)
Net operating profit
468.2
408.3 314.4
876.5
506.0
Net interest paid
(4.6)
(5.9) (4.4)
(10.5)
(10.3)
Share of gain/(loss) of associates after taxation
0.1
(0.5) 11.4
(0.4)
11.9
(Loss)/gain on foreign exchange
(2.7)
0.4 0.8
(2.3)
(1.3)
Gain/(loss) on financial instruments
3.6
0.9 2.4
4.5
(1.0)
Share-based payments
(18.0)
(17.5) (6.3)
(35.5)
(22.4)
Other
(12.8)
(10.6) (15.9)
(23.4)
(28.6)
Exploration
(31.3)
(19.9) (24.7)
(51.2)
(41.6)
Feasibility and evaluation costs
(2.6)
(3.9) -
(6.5)
-
Profit before royalties, taxation and non-recurring items
399.9
351.3 277.7
751.2
412.7
Non-recurring items
(14.8)
(11.8) (18.6)
(26.6)
(14.7)
Profit before royalties and taxation
385.1
339.5 259.1
724.6
398.0
Royalties
(34.7)
(23.6) (29.2)
(58.3)
(44.8)
Profit before taxation
350.4
315.9 229.9
666.3
353.2
Mining and income taxation
(127.6)
(111.7) (85.5)
(239.3)
(143.2)
- Normal taxation
(77.0)
(85.9) (45.1)
(162.9)
(66.2)
- Deferred taxation
(50.6)
(25.8) (40.4)
(76.4)
(77.0)
Net profit
222.8
204.2 144.4
427.0
210.0
Attributable to:
- Owners of the parents
186.3
157.7 119.5
344.0
163.2
- Non-controlling interest
36.5
46.5 24.9
83.0
46.8
Non-recurring items:
Profit on sale of investments
-
- 8.8
-
12.6
(Loss)/profit on sale of assets
(0.3)
(0.2) -
(0.5)
0.2
Restructuring costs
(9.4)
(12.1) (1.6)
(21.5)
(1.8)
Gain on financial instruments
-
- 0.1
-
0.4
Impairment of investments
(0.2)
- (25.9)
(0.2)
(26.1)
Other
(4.9)
0.5 -
(4.4)
-
Total non-recurring items
(14.8)
(11.8) (18.6)
(26.6)
(14.7)
Taxation
4.4
3.7 (1.0)
8.1
(1.1)
Net non-recurring items after taxation
(10.4)
(8.1) (19.6)
(18.5)
(15.8)
Net earnings
186.3
157.7 119.5
344.0
163.2
Net earnings per share (cents)
26
22 17
48
23
Diluted earnings per share (cents)
25
22 17
47
23
Headline earnings
186.7
157.9 137.8
344.6
177.7
Headline earnings per share (cents)
26
22 20
48
25
Diluted headline earnings per share (cents)
25
22 19
47
25
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation
195.2
165.0 125.4
360.2
168.9
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)
27
23 18
50
23
South African rand/United States dollar conversion rate
6.78
6.98 7.51
6.88
7.51
South African rand/Australian dollar conversion rate
7.18
7.00 6.66
7.09
6.71
Gold sold – managed oz (000)
944
925 985
1,869
1,865
Gold price received US$/oz
1,496
1,389 1,191
1,442
1,148
Total cash cost US$/oz
816
751 688
783
696

15 I GOLD FIELDS RESULTS
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
SOUTH AFRICAN RAND
June
2011
March
2011
June
2010
June
2011
June
2010
Net profit
1,513.2
1,424.9
1,087.6
2,938.1
1,568.1
Other comprehensive income/(expenses), net of tax
89.2
397.1
170.4
486.3
(385.7)
Marked to market valuation of listed investments
(23.7)
28.0
19.4
4.3
(114.6)
Currency translation adjustments and other
114.8
367.3
155.8
482.1
(274.9)
Share of equity investee’s other comprehensive loss
-
-
(2.4)
-
(2.5)
Deferred taxation on marked to market valuation of listed investments
(1.9)
1.8
(2.4)
(0.1)
6.3
Total comprehensive income
1,602.4
1,822.0
1,258.0
3,424.4
1,182.4
Attributable to:
- Owners of the parent
1,355.5
1,497.2
1,066.1
2,852.7
831.2
- Non-controlling interest
246.9
324.8
191.9
571.7
351.2
1,602.4
1,822.0
1,258.0
3,424.4
1,182.4
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
UNITED STATES DOLLARS
June
2011
March
2011
June
2010
June
2011
June
2010
Net profit
222.8
204.2
144.4
427.0
210.0
Other comprehensive income/(expenses), net of tax
53.8
(110.4)
(154.0)
(56.6)
6.6
Marked to market valuation of listed investments
(3.4)
4.0
2.5
0.6
(15.4)
Currency translation adjustments and other
57.5
(114.7)
(155.9)
(57.2)
21.4
Share of equity investee’s other comprehensive loss
-
-
(0.3)
-
(0.3)
Deferred taxation on marked to market valuation of listed investments
(0.3)
0.3
(0.3)
-
0.9
Total comprehensive income
276.6
93.8
(9.6)
370.4
216.6
Attributable to:
- Owners of the parent
233.3
58.2
(23.5)
291.5
166.4
- Non-controlling interest
43.3
35.6
13.9
78.9
50.2
276.6
93.8
(9.6)
370.4
216.6
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
June
2011
December
2010
June
2011
December
2010
Property, plant and equipment
55,843.0
53,249.8
8,104.9
7,888.9
Goodwill
4,458.9
4,458.9
647.2
660.6
Non-current assets
1,168.8
1,137.9
169.6
168.6
Investments
1,013.2
1,078.5
147.1
159.8
Deferred taxation
705.0
753.1
102.3
111.6
Current assets
10,668.0
11,136.1
1,548.3
1,649.8
- Other current assets
6,323.0
5,672.3
917.7
840.3
- Cash and deposits
4,345.0
5,463.8
630.6
809.5
Total assets
73,856.9
71,814.3
10,719.4
10,639.3
Shareholders’ equity
42,666.6
46,622.5
6,192.5
6,907.1
Deferred taxation
8,404.1
7,814.5
1,219.8
1,157.7
Long-term loans
10,831.9
7,671.9
1,572.1
1,136.6
Environmental rehabilitation provisions
2,393.0
2,271.2
347.3
336.5
Post-retirement health care provisions
18.0
18.0
2.6
2.7
Other long term provisions
110.0
133.2
16.0
19.7
Current liabilities
9,433.3
7,283.0
1,369.1
1,079.0
- Other current liabilities
5,712.7
5,516.8
829.1
817.3
- Current portion of long-term loans
3,720.6
1,766.2
540.0
261.7
Total equity and liabilities
73,856.9
71,814.3
10,719.4
10,639.3
South African rand/US dollar conversion rate
6.89
6.75
South African rand/Australian dollar conversion rate
7.23
6.77

Net debt
10,207.5
3,974.3
1,481.5
588.8

GOLD FIELDS RESULTS I 16
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
31,560.6
(38.3)
12,019.8
3,080.4
46,622.5
Total comprehensive income
-
485.5
2,367.2
571.7
3,424.4
Profit for the period
-
-
2,367.2
570.9
2,938.1
Other comprehensive income
-
485.5
-
0.8
486.3
Dividends paid
-
-
(505.8)
(15.1)
(520.9)
Share-based payments
-
244.5
-
-
244.5
Loans received from non-controlling interest
-
-
-
88.5
88.5
Purchase of non-controlling interest
-
-
(4,469.8)
(2,660.9)
(7,130.7)
Treasury shares
(81.4)
-
-
-
(81.4)
Exercise of employee share options
19.7
-
-
-
19.7
Balance as at 30 June 2011
31,498.9
691.7
9,411.4
1,064.6
42,666.6
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
4,602.7
207.4
1,640.6
456.4
6,907.1
Total comprehensive (expenses)/income
-
(52.5)
344.0
78.9
370.4
Profit for the period
-
-
344.0
83.0
427.0
Other comprehensive expenses
-
(52.5)
-
(4.1)
(56.6)
Dividends paid
-
-
(73.2)
(2.2)
(75.4)
Share-based payments
-
35.5
-
-
35.5
Loans received from non-controlling interest
-
-
-
12.9
12.9
Purchase of non-controlling interest
-
-
(657.6)
(391.5)
(1,049.1)
Treasury shares
(11.8)
-
-
-
(11.8)
Exercise of employee share options
2.9
-
-
-
2.9
Balance as at 30 June 2011
4,593.8
190.4
1,253.8
154.5
6,192.5
SOUTH AFRICAN RAND
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2009
31,503.5
(1,252.6)
11,727.9
2,746.4
44,725.2
Total comprehensive (expenses)/income
-
(384.4)
1,215.6
351.2
1,182.4
Profit for the period
-
-
1,215.6
352.5
1,568.1
Other comprehensive expenses
-
(384.4)
-
(1.3)
(385.7)
Dividends paid
-
-
(353.0)
(175.2)
(528.2)
Share-based payments
-
167.0
-
-
167.0
Loans repaid to non-controlling interest
-
-
-
(116.4)
(116.4)
Exercise of employee share options
18.9
-
-
-
18.9
Balance as at 30 June 2010
31,522.4
(1,470.0)
12,590.5
2,806.0
45,448.9
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2009
4,594.8
(708.3)
1,600.9
359.0
5,846.4
Total comprehensive income
-
3.2
163.2
50.2
216.6
Profit for the period
-
-
163.2
46.8
210.0
Other comprehensive income
-
3.2
-
3.4
6.6
Dividends paid
-
-
(45.5)
(23.1)
(68.6)
Share-based payments
-
22.4
-
-
22.4
Loans repaid to non-controlling interest
-
-
-
(15.4)
(15.4)
Exercise of employee share options
2.5
-
-
-
2.5
Balance as at 30 June 2010
4,597.3
(682.7)
1,718.6
370.7
6,003.9

17 I GOLD FIELDS RESULTS
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
SOUTH AFRICAN RAND
June
2011
March
2011
June
2010
June
2011
June
2010
Cash flows from operating activities
2,954.2
2,782.5
3,649.7
5,736.7
6,233.2
Profit before royalties, tax and non-recurring items
2,716.5
2,452.1
2,096.2
5,168.6
3,101.6
Non-recurring items
(100.6)
(82.6)
(144.1)
(183.2)
(121.8)
Amortisation and depreciation
1,277.2
1,240.0
1,368.2
2,517.2
2,507.5
South Deep BEE dividend paid
-
(21.4)
-
(21.4)
-
Change in working capital
47.8
(290.6)
767.0
(242.8)
1,472.8
Royalties and taxation paid
(984.9)
(662.0)
(545.5)
(1,646.9)
(936.2)
Other non-cash items
(1.8)
147.0
107.9
145.2
209.3
Dividends paid
(7.3)
(564.4)
(175.2)
(571.7)
(528.2)
Ordinary shareholders
-
(505.8)
-
(505.8)
(353.0)
Non-controlling interest holders
(7.3)
(58.6)
(175.2)
(65.9)
(175.2)
Cash flows from investing activities
(8,029.7)
(3,422.4)
(1,890.2)
(11,452.1)
(3,644.4)
Capital expenditure – additions
(2,285.0)
(2,068.6)
(2,156.9)
(4,353.6)
(4,028.7)
Capital expenditure – proceeds on disposal
8.2
8.7
2.4
16.9
3.2
La Cima non-controlling interest buy-out
(1,242.6)
(1,368.4)
-
(2,611.0)
-
Ghana non-controlling interest buy-out
(4,519.7)
-
-
(4,519.7)
-
Purchase of investments
-
(0.7)
(3.6)
(0.7)
(50.9)
Proceeds on disposal of investments
12.0
11.5
339.8
23.5
511.8
Environmental and post-retirement health care payments
(2.6)
(4.9)
(71.9)
(7.5)
(79.8)
Cash flows from financing activities
2,795.2
2,277.8
(665.9)
5,073.0
(88.1)
Loans received
3,927.3
3,171.8
2,444.1
7,099.1
5,106.1
Loans repaid
(1,184.6)
(949.7)
(3,001.0)
(2,134.3)
(5,096.7)
Non-controlling interest holders’ loans received
46.6
41.9
-
88.5
-
Non-controlling interest holders’ loans repaid
-
-
(116.4)
-
(116.4)
Shares issued
5.9
13.8
7.4
19.7
18.9
Net cash (outflow)/inflow
(2,287.6)
1,073.5
918.4
(1,214.1)
1,972.5
Translation adjustment
29.4
65.9
47.2
95.3
(10.2)
Cash at beginning of period
6,603.2
5,463.8
2,824.9
5,463.8
1,828.2
Cash at end of period
4,345.0
6,603.2
3,790.5
4,345.0
3,790.5
*Cash flow before financing activities and dividend payments
(5,075.5)
(639.9)
1,759.5
(5,715.4)
2,588.8
Quarter
Six months to
UNITED STATES DOLLARS
June
2011
March
2011
June
2010
June
2011
June
2010
Cash flows from operating activities
435.5
397.6
482.1
833.1
826.9
Profit before royalties, tax and non-recurring items
399.9
351.3
277.7
751.2
412.7
Non-recurring items
(14.8)
(11.8)
(18.6)
(26.6)
(14.7)
Amortisation and depreciation
188.2
177.7
181.7
365.9
333.7
South Deep BEE dividend paid
-
(3.1)
-
(3.1)
-
Change in working capital
6.3
(41.6)
100.9
(35.3)
192.5
Royalties and taxation paid
(144.1)
(96.0)
(73.6)
(240.1)
(123.9)
Other non-cash items
-
21.1
14.0
21.1
26.6
Dividends paid
(1.1)
(81.9)
(23.1)
(83.0)
(68.6)
Ordinary shareholders
-
(73.2)
-
(73.2)
(45.5)
Non-controlling interest holders
(1.1)
(8.7)
(23.1)
(9.8)
(23.1)
Cash flows from investing activities
(1,185.1)
(492.1)
(239.7)
(1,677.2)
(473.8)
Capital expenditure – additions
(336.4)
(296.4)
(286.5)
(632.8)
(536.0)
Capital expenditure – proceeds on disposal
1.3
1.2
0.3
2.5
0.4
La Cima non-controlling interest buy-out
(184.4)
(197.7)
-
(382.1)
-
Ghana non-controlling interest buy-out
(667.0)
-
-
(667.0)
-
Purchase of investments
-
(0.1)
(0.4)
(0.1)
(6.9)
Proceeds on disposal of investments
1.8
1.6
56.4
3.4
79.3
Environmental and post-retirement health care payments
(0.4)
(0.7)
(9.5)
(1.1)
(10.6)
Cash flows from financing activities
403.9
330.2
(88.0)
734.1
(10.5)
Loans received
570.0
458.2
322.9
1,028.2
677.8
Loans repaid
(173.8)
(136.1)
(396.5)
(309.9)
(675.4)
Non-controlling interest holders’ loans received
6.8
6.1
-
12.9
-
Non-controlling interest holders’ loans repaid
-
-
(15.4)
-
(15.4)
Shares issued
0.9
2.0
1.0
2.9
2.5
Net cash (outflow)/inflow
(346.8)
153.8
131.3
(193.0)
274.0
Translation adjustment
23.2
(9.1)
(14.9)
14.1
(12.3)
Cash at beginning of period
954.2
809.5
384.3
809.5
239.0
Cash at end of period
630.6
954.2
500.7
630.6
500.7
*Cash flow before financing activities and dividend payments
(749.6)
(94.5)
242.4
(844.1)
353.1
*Cash flow before financing activities is defined as the sum of cash flows from operating activities and cash flows from investing activities.

GOLD FIELDS RESULTS I 18
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Year to date
June
2011
March
2011
June
2010
June
2011
June
2010
Net earnings
1,266.8
1,100.4 899.9
2,367.2
1,215.6
Profit on sale of investments
-
- (63.8)
-
(88.2)
Taxation effect on sale of investments
-
- 6.9
-
6.9
Loss/(profit) on sale of assets
2.4
1.3 (0.5)
3.7
(1.4)
Taxation effect on sale of assets
(0.3)
(0.3) -
(0.6)
0.3
Impairment of investments
1.2
- 196.6
1.2
197.9
Headline earnings
1,270.1
1,101.4 1,039.1
2,371.5
1,331.1
Headline earnings per share – cents
176
153 147
329
189
Based on headline earnings as given above divided by 721,981,479 (March 2011
– 720,785,806 and June 2010 – 705,826,038) being the weighted average number of ordinary shares in issue.
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Year to date
June
2011
March
2011
June
2010
June
2011
June
2010
Net earnings
186.3
157.7 119.5
344.0
163.2
Profit on sale of investments
-
- (8.8)
-
(12.6)
Taxation effect on sale of investments
-
- 1.2
-
1.2
Loss/(profit) on sale of assets
0.3
0.2 -
0.5
(0.2)
Taxation effect on sale of assets
(0.1)
- -
(0.1)
-
Impairment of investments
0.2
- 25.9
0.2
26.1
Headline earnings
186.7
157.9 137.8
344.6
177.7
Headline earnings per share – cents
26
22 20
48
25
Based on headline earnings as given above divided by 721,981,479 (March 2011
– 720,785,806 and June 2010 – 705,826,038) being the weighted average number of ordinary shares in issue.
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
·
to protect cash flows at times of significant expenditure;
·
for specific debt servicing requirements; and
·
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
There were no outstanding hedging or derivative as at the end of June 2011.
Debt maturity ladder
Figures are in millions unless otherwise stated
31 Dec 2011
31 Dec 2012
31 Dec 2013
1 Jan 2014
to
31 Dec 2020
Total
Committed loan facilities (including US$ bond and preference shares)
Rand million - 1,000.0 500.0 1,500.0
3,000.0
US dollar million 40.0 557.0 48.0 2,072.1
2,717.1
Dollar debt translated to rand 275.6 3,837.7 330.7 14,276.9
18,720.9
Total (R’m)
275.6
4,837.7
830.7
15,776.9
21,720.9
Utilisation – Committed loan facilities (including US$ bond and preference shares)
Rand million - - - -
-
US dollar million 40.0 540.0 40.0 1,492.1
2,112.1
Dollar debt translated to rand 275.6 3,720.6 275.6 10,280.7
14,552.5
Total (R’m)
275.6
3,720.6
275.6
10,280.7
14,552.5
Long-term loans per balance sheet (R’m)
10,831.9
Current portion of long-term loans per balance sheet (R’m)
3,720.6
Total loans per balance sheet (R’m)
14,552.5
Exchange rate: US$1 = R6.89 being the closing rate at the end of the June 2011 quarter.

19 I GOLD FIELDS RESULTS
Operating and financial results
SOUTH AFRICAN RAND
Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
June 2011
15,187
4,408
2,648
1,070
690
March 2011
14,458
4,020
2,534
908
578
Year to date
29,645
8,428
5,182
1,978
1,268
Yield (grams per tonne)
June 2011
1.9
3.2
3.2
2.8
3.4
March 2011
2.0
3.2
3.2
2.5
4.0
Year to date
2.0
3.2
3.2
2.7
3.7
Gold produced (kilograms)
June 2011
29,357
13,889
8,475
3,048
2,366
March 2011
28,646
12,784
8,169
2,314
2,301
Year to date
58,003
26,673
16,644
5,362
4,667
Gold sold (kilograms)
June 2011
29,371
13,889
8,475
3,048
2,366
March 2011
28,775
12,784
8,169
2,314
2,301
Year to date
58,146
26,673
16,644
5,362
4,667
Gold price received (Rand per kilogram)
June 2011
326,206
328,778
327,740
331,398
329,121
March 2011
311,708
312,070
311,788
312,576
312,560
Year to date
319,031
320,770
319,911
323,275
320,956
Total cash cost (Rand per kilogram)
June 2011
177,934
220,261
225,133
203,871
223,922
March 2011
168,455
213,759
206,916
232,411
219,296
Year to date
173,243
217,145
216,192
216,188
221,641
Notional cash expenditure (Rand per kilogram)
June 2011
251,790
305,501
290,289
255,118
424,894
March 2011
241,716
295,494
264,341
300,173
401,391
Year to date
246,815
300,705
277,553
274,562
413,306
Operating costs (Rand per tonne)
June 2011
346
697
723
584
773
March 2011
343
692
679
605
887
Year to date
344
695
702
594
825
Financial Results (Rand million)
Revenue
June 2011
9,581.0
4,566.4
2,777.6
1,010.1
778.7
March 2011
8,969.4
3,989.5
2,547.0
723.3
719.2
Year to date
18,550.4
8,555.9
5,324.6
1,733.4
1,497.9
Net operating costs
June 2011
(5,124.2)
(3,074.0)
(1,915.4)
(625.2)
(533.4)
March 2011
(4,878.4)
(2,782.7)
(1,720.9)
(549.4)
(512.4)
Year to date
(10,002.6)
(5,856.7)
(3,636.3)
(1,174.6)
(1,045.8)
- Operating costs
June 2011
(5,250.7)
(3,074.0)
(1,915.4)
(625.2)
(533.4)
March 2011
(4,959.0)
(2,782.7)
(1,720.9)
(549.4)
(512.4)
Year to date
(10,209.7)
(5,856.7)
(3,636.3)
(1,174.6)
(1,045.8)
- Gold inventory change
June 2011
126.5
-
-
-
-
March 2011
80.6
-
-
-
-
Year to date
207.1
-
-
-
-
Operating profit
June 2011
4,456.8
1,492.4
862.2
384.9
245.3
March 2011
4,091.0
1,206.8
826.1
173.9
206.8
Year to date
8,547.8
2,699.2
1,688.3
558.8
452.1
Amortisation of mining assets
June 2011
(1,241.0)
(665.9)
(401.1)
(139.0)
(125.8)
March 2011
(1,203.2)
(648.9)
(413.0)
(97.6)
(138.3)
Year to date
(2,444.2)
(1,314.8)
(814.1)
(236.6)
(264.1)
Net operating profit
June 2011
3,215.8
826.5
461.1
245.9
119.5
March 2011
2,887.8
557.9
413.1
76.3
68.5
Year to date
6,103.6
1,384.4
874.2
322.2
188.0
Other expenses
June 2011
(157.5)
(69.2)
(42.2)
(10.9)
(16.1)
March 2011
(126.3)
(61.9)
(37.5)
(10.7)
(13.7)
Year to date
(283.8)
(131.1)
(79.7)
(21.6)
(29.8)
Profit before royalties and taxation
June 2011
3,058.3
757.3
418.9
235.0
103.4
March 2011
2,761.5
496.0
375.6
65.6
54.8
Year to date
5,819.8
1,253.3
794.5
300.6
158.2
Royalties, mining and income taxation
June 2011
(1,043.5)
(240.2)
(114.5)
(86.8)
(38.9)
March 2011
(914.8)
(187.4)
(137.3)
(24.7)
(25.4)
Year to date
(1,958.3)
(427.6)
(251.8)
(111.5)
(64.3)
- Normal taxation
June 2011
(447.5)
(2.6)
(2.6)
-
-
March 2011
(573.1)
(44.6)
(43.9)
(0.7)
-
Year to date
(1,020.6)
(47.2)
(46.5)
(0.7)
-
- Royalties
June 2011
(236.4)
(42.3)
(33.3)
(5.1)
(3.9)
March 2011
(164.6)
(35.3)
(28.1)
(3.6)
(3.6)
Year to date
(401.0)
(77.6)
(61.4)
(8.7)
(7.5)
- Deferred taxation
June 2011
(359.6)
(195.3)
(78.6)
(81.7)
(35.0)
March 2011
(177.1)
(107.5)
(65.3)
(20.4)
(21.8)
Year to date
(536.7)
(302.8)
(143.9)
(102.1)
(56.8)
Profit before non-recurring items
June 2011
2,014.8
517.1
304.4
148.2
64.5
March 2011
1,846.7
308.6
238.3
40.9
29.4
Year to date
3,861.5
825.7
542.7
189.1
93.9
Non-recurring items
June 2011
(99.5)
(41.0)
(23.9)
(6.0)
(11.1)
March 2011
(81.8)
(41.6)
(18.8)
(12.2)
(10.6)
Year to date
(181.3)
(82.6)
(42.7)
(18.2)
(21.7)
Net profit
June 2011
1,915.3
476.1
280.5
142.2
53.4
March 2011
1,764.9
267.0
219.5
28.7
18.8
Year to date
3,680.2
743.1
500.0
170.9
72.2
Net profit excluding gains and losses on foreign
exchange, financial instruments and non-recurring
items
June 2011
2,001.3
502.4
296.0
146.1
60.3
March 2011
1,825.7
293.9
231.8
36.7
25.4
Year to date
3,827.0
796.3
527.8
182.8
85.7
Capital Expenditure
June 2011
(2,141.1)
(1,169.1)
(544.8)
(152.4)
(471.9)
March 2011
(1,965.2)
(994.9)
(438.5)
(145.2)
(411.2)
Year to date
(4,106.3)
(2,164.0)
(983.3)
(297.6)
(883.1)

GOLD FIELDS RESULTS I 20
Operating and financial results
SOUTH AFRICAN RAND
West Africa Region
South
America
Region
Australasia Region
#
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
June 2011
7,155
5,883
1,272
1,717
1,907
1,676
231
March 2011 7,053 5,803 1,250 1,582
1,803
1,619 184
Year to date
14,208 11,686 2,522 3,299 3,710 3,295 415
Yield (grams per tonne)
June 2011
1.0
1.0
1.4
1.8
2.6
2.0
6.8
March 2011 1.1 1.0 1.4 2.1
2.7
2.3 6.4
Year to date 1.1 1.0 1.4 2.0
2.7
2.2 6.6
Gold produced (kilograms)
June 2011
7,377
5,625
1,752
3,143
4,948
3,379
1,569
March 2011
7,574 5,787 1,787 3,362 4,926 3,747 1,179
Year to date 14,951 11,412 3,539 6,505
9,874
7,126 2,748
Gold sold (kilograms)
June 2011
7,377
5,625
1,752
3,157
4,948
3,379
1,569
March 2011 7,574 5,787 1,787 3,491
4,926
3,747 1,179
Year to date
14,951 11,412 3,539 6,648 9,874 7,126 2,748
Gold price received (Rand per kilogram)
June 2011
329,375
329,387
329,338
304,846
327,890
327,079
329,637
March 2011 310,180 310,161 310,241 312,088 312,850 312,410 314,249
Year to date 319,651 319,637 319,695 308,649
320,387
319,366 323,035
Total cash cost (Rand per kilogram)
June 2011
122,841
116,302
143,836
88,882
198,080
221,367
147,929
March 2011
116,887 104,234 157,862 86,823 188,023 193,541 170,483
Year to date 119,825 110,182 150,918 87,801
193,063
206,736 157,606
Notional cash expenditure (Rand per kilogram)
June 2011
193,019
193,689
190,868
114,604
275,788
298,935
225,940
March 2011 210,496 195,542 258,926 120,494
232,887
224,393 259,881
Year to date 201,873 194,628 225,233 117,648
254,385
259,739 240,502
Operating costs (Rand per tonne)
June 2011
134
125
174
148
506
438
996
March 2011 143 127 221 182 486 417 1,097
Year to date 139 126 197 165
496
428 1,041
Financial Results (Rand million)
Revenue
June 2011
2,429.8
1,852.8
577.0
962.4
1,622.4
1,105.2
517.2
March 2011
2,349.3 1,794.9 554.4 1,089.5 1,541.1 1,170.6 370.5
Year to date 4,779.1 3,647.7 1,131.4 2,051.9
3,163.5
2,275.8 887.7
Net operating costs
June 2011
(825.0)
(595.6)
(229.4)
(258.3)
(966.9)
(740.2)
(226.7)
March 2011 (850.8) (576.4) (274.4) (305.0)
(939.9)
(735.6) (204.3)
Year to date (1,675.8) (1,172.0) (503.8) (563.3) (1,906.8) (1,475.8) (431.0)
- Operating costs
June 2011
(957.0)
(735.5)
(221.5)
(254.7)
(965.0)
(734.9)
(230.1)
March 2011 (1,011.4) (735.7) (275.7) (288.1)
(876.8)
(675.0) (201.8)
Year to date (1,968.4) (1,471.2) (497.2) (542.8)
(1,841.8)
(1,409.9) (431.9)
- Gold inventory change
June 2011
132.0
139.9
(7.9)
(3.6)
(1.9)
(5.3)
3.4
March 2011 160.6 159.3 1.3 (16.9)
(63.1)
(60.6) (2.5)
Year to date
292.6 299.2 (6.6) (20.5) (65.0) (65.9) 0.9
Operating profit
June 2011
1,604.8
1,257.2
347.6
704.1
655.5
365.0
290.5
March 2011 1,498.5 1,218.5 280.0 784.5
601.2
435.0 166.2
Year to date 3,103.3 2,475.7 627.6 1,488.6 1,256.7 800.0 456.7
Amortisation of mining assets
June 2011
(211.8)
(174.6)
(37.2)
(102.7)
(260.6)
March 2011
(222.4) (180.6) (41.8) (97.3) (234.6)
Year to date (434.2) (355.2) (79.0) (200.0)
(495.2)
Net operating profit
June 2011
1,393.0
1,082.6
310.4
601.4
394.9
March 2011 1,276.1 1,037.9 238.2 687.2
366.6
Year to date
2,669.1 2,120.5 548.6 1,288.6 761.5
Other expenses
June 2011
(56.0)
(39.6)
(16.4)
(22.2)
(10.1)
March 2011 (30.9) (21.8) (9.1) (23.4)
(10.1)
Year to date (86.9) (61.4) (25.5) (45.6)
(20.2)
Profit before royalties and taxation
June 2011
1,337.0
1,043.0
294.0
579.2
384.8
March 2011
1,245.2 1,016.1 229.1 663.8 356.5
Year to date 2,582.2 2,059.1 523.1 1,243.0
741.3
Royalties, mining and income taxation
June 2011
(458.6)
(359.9)
(98.7)
(202.9)
(141.8)
March 2011 (414.1) (335.2) (78.9) (181.8)
(131.5)
Year to date
(872.7) (695.1) (177.6) (384.7) (273.3)
- Normal taxation
June 2011
(259.7)
(209.4)
(50.3)
(185.2)
-
March 2011 (320.2) (291.9) (28.3) (208.3) -
Year to date (579.9) (501.3) (78.6) (393.5)
-
- Royalties
June 2011
(122.1)
(93.1)
(29.0)
(30.4)
(41.6)
March 2011
(70.5) (53.9) (16.6) (19.9) (38.9)
Year to date
(192.6) (147.0) (45.6) (50.3) (80.5)
- Deferred taxation
June 2011
(76.8)
(57.4)
(19.4)
12.7
(100.2)
March 2011 (23.4) 10.6 (34.0) 46.4
(92.6)
Year to date (100.2) (46.8) (53.4) 59.1
(192.8)
Profit before non-recurring items
June 2011
878.4
683.1
195.3
376.3
243.0
March 2011 831.1 680.9 150.2 482.0 225.0
Year to date 1,709.5 1,364.0 345.5 858.3
468.0
Non-recurring items
June 2011
(42.3)
(8.5)
(33.8)
(0.2)
(16.0)
March 2011 (26.0) (23.9) (2.1) (1.3)
(12.9)
Year to date
(68.3) (32.4) (35.9) (1.5) (28.9)
Net profit
June 2011
836.1
674.6
161.5
376.1
227.0
March 2011 805.1 657.0 148.1 480.7
212.1
Year to date 1,641.2 1,331.6 309.6 856.8 439.1
Net profit excluding gains and losses on
foreign exchange, financial instruments
and non-recurring items
June 2011
881.5
690.2
191.3
376.3
241.1
March 2011 826.0 674.0 152.0 481.6 224.2
Year to date 1,707.5 1,364.2 343.3 857.9
465.3
Capital Expenditure
June 2011
(466.9)
(354.0)
(112.9)
(105.5)
(399.6)
(275.2)
(124.4)
March 2011 (582.9) (395.9) (187.0) (117.0)
(270.4)
(165.8) (104.6)
Year to date (1,049.8) (749.9) (299.9) (222.5)
(670.0)
(441.0) (229.0)
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

21 I GOLD FIELDS RESULTS
Operating and financial results
UNITED STATES DOLLARS
Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
June 2011
15,187
4,408
2,648
1,070
690
March 2011 14,458 4,020 2,534 908 578
Year to date 29,645 8,428 5,182 1,978 1,268
Yield (ounces per tonne)
June 2011
0.062
0.101
0.103
0.092
0.110
March 2011 0.064 0.102 0.104 0.082 0.128
Year to date
0.063 0.102 0.103 0.087 0.118
Gold produced (000 ounces)
June 2011
943.8
446.5
272.5
98.0
76.1
March 2011 921.0 411.0 262.6 74.4 74.0
Year to date 1,864.8 857.7 535.1 172.4 150.0
Gold sold (000 ounces)
June 2011
944.3
446.5
272.5
98.0
76.1
March 2011 925.1 411.0 262.6 74.4 74.0
Year to date 1,869.4 857.7 535.1 172.4 150.0
Gold price received (dollars per ounce)
June 2011
1,496
1,508
1,504
1,520
1,510
March 2011 1,389 1,391 1,389 1,393 1,393
Year to date 1,442 1,450 1,446 1,461 1,451
Total cash cost (dollars per ounce)
June 2011
816
1,010
1,033
935
1,027
March 2011 751 953 922 1,036 977
Year to date
783 982 977 977 1,002
Notional cash expenditure (dollars per ounce)
June 2011
1,155
1,401
1,332
1,170
1,949
March 2011 1,077 1,317 1,178 1,338 1,789
Year to date 1,116 1,359 1,255 1,241 1,868
Operating costs (dollars per tonne)
June 2011
51
103
107
86
114
March 2011 49 99 97 87 127
Year to date 50 101 102 86 120
Financial Results ($ million)
Revenue
June 2011
1,411.3
672.0
409.0
148.3
114.7
March 2011 1,285.0 571.6 364.9 103.6 103.0
Year to date 2,696.3 1,243.6 773.9 251.9 217.7
Net operating costs
June 2011
(754.9)
(452.6)
(282.0)
(92.0)
(78.6)
March 2011
(699.0) (398.7) (246.5) (78.7) (73.4)
Year to date (1,453.9) (851.3) (528.5) (170.7) (152.0)
- Operating costs
June 2011
(773.5)
(452.6)
(282.0)
(92.0)
(78.6)
March 2011 (710.5) (398.7) (246.5) (78.7) (73.4)
Year to date
(1,484.0) (851.3) (528.5) (170.7) (152.0)
- Gold inventory change
June 2011
18.6
-
-
-
-
March 2011 11.5 - - - -
Year to date 30.1 - - - -
Operating profit
June 2011
656.4
219.4
127.0
56.3
36.1
March 2011 586.0 172.9 118.4 24.9 29.6
Year to date 1,242.4 392.3 245.4 81.2 65.7
Amortisation of mining assets
June 2011
(182.9)
(98.1)
(59.2)
(20.4)
(18.6)
March 2011
(172.4) (93.0) (59.2) (14.0) (19.8)
Year to date (355.3) (191.1) (118.3) (34.4) (38.4)
Net operating profit
June 2011
473.5
121.3
67.9
35.9
17.5
March 2011 413.6 79.9 59.2 10.9 9.8
Year to date 887.2 201.2 127.1 46.8 27.3
Other expenses
June 2011
(23.2)
(10.2)
(6.2)
(1.6)
(2.4)
March 2011 (18.1) (8.9) (5.4) (1.5) (2.0)
Year to date
(41.3) (19.1) (11.6) (3.1) (4.3)
Profit before royalties and taxation
June 2011
450.4
111.1
61.7
34.3
15.1
March 2011 395.5 71.1 53.8 9.4 7.9
Year to date 845.9 182.2 115.5 43.7 23.0
Royalties, mining and income taxation
June 2011
(153.6)
(35.3)
(16.9)
(12.7)
(5.7)
March 2011 (131.1) (26.8) (19.7) (3.5) (3.6)
Year to date (284.6) (62.2) (36.6) (16.2) (9.3)
- Normal taxation
June 2011
(66.2)
(0.5)
(0.5)
-
-
March 2011
(82.1) (6.4) (6.3) (0.1) -
Year to date (148.3) (6.9) (6.8) (0.1) -
- Royalties
June 2011
(34.7)
(6.2)
(4.9)
(0.7)
(0.6)
March 2011 (23.6)
(5.1) (4.0) (0.5) (0.5)
Year to date
(58.3)
(11.3) (8.9) (1.3) (1.1)
- Deferred taxation
June 2011
(52.6)
(28.6)
(11.6)
(11.9)
(5.1)
March 2011 (25.4)
(15.4) (9.4) (2.9) (3.1)
Year to date (78.0) (44.0) (20.9) (14.8) (8.3)
Profit before non-recurring items
June 2011
296.8
75.8
44.7
21.6
9.4
March 2011 264.5 44.2 34.1 5.9 4.2
Year to date 561.3 120.0 78.9 27.5 13.6
Non-recurring items
June 2011
(14.6)
(6.0)
(3.5)
(0.9)
(1.6)
March 2011
(11.7) (6.0) (2.7) (1.7) (1.5)
Year to date (26.4) (12.0) (6.2) (2.6) (3.2)
Net profit
June 2011
282.2
69.8
41.2
20.7
7.8
March 2011 252.8 38.3 31.4 4.1 2.7
Year to date
534.9 108.0 72.7 24.8 10.5
Net profit excluding gains and losses on foreign
exchange, financial instruments and non-recurring
items
June 2011
294.7
73.6
43.5
21.3
8.8
March 2011 261.6
4
42.1 33.2 5.3 3.6
Year to date 556.3 115.7 76.7 26.6 12.5
Capital Expenditure
June 2011
(315.3)
(172.0)
(80.1)
(22.5)
(69.4)
March 2011 (281.5) (142.5) (62.8) (20.8) (58.9)
Year to date (596.8) (314.5) (142.9) (43.3) (128.4)
Average exchange rates were US$1 = R6.78 and US$1 = R6.98 for the June 2011 and March 2011 quarters respectively.
The Australian dollar exchange rates were A$1 = R7.18 and A$1 = R7.00 for the June 2011 and the March 2011 quarters respectively.

GOLD FIELDS RESULTS I 22
Operating and financial results
UNITED STATES DOLLARS
West Africa Region
South
America
Region
Australasia Region
AUSTRALIAN
DOLLARS
Ghana
Peru
Australia
#
Australasia Region
#
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Total
St Ives
Agnew
Operating Results
Ore milled/treated
June 2011
7,155
5,883
1,272
1,717
1,907
1,676
231
1,907
1,676
231
(000 tonnes) March 2011 7,053 5,803 1,250 1,582 1,803 1,619 184 1,803 1,619 184
Year to date 14,208 11,686 2,522 3,299 3,710 3,295 415 3,710 3,295 415
Yield (ounces per tonne)
June 2011
0.033
0.031
0.044
0.059
0.083
0.065
0.218
0.083
0.065
0.218
March 2011 0.035 0.032 0.046 0.068 0.088 0.074 0.206 0.088 0.074 0.206
Year to date 0.034 0.031 0.045 0.063 0.086 0.070 0.213 0.086 0.070 0.213
Gold produced (000 ounces)
June 2011
237.2
180.8
56.3
101.0
159.1
108.7
50.4
159.1
108.7
50.4
March 2011
243.5 186.1 57.5 108.1 158.4 120.5 37.9 158.4 120.5 37.9
Year to date 480.6 366.9 113.8 209.1 317.5 229.1 88.4 317.5 229.1 88.4
Gold sold (000 ounces)
June 2011
237.2
180.8
56.3
101.5
159.1
108.7
50.4
159.1
108.7
50.4
March 2011 243.5 186.1 57.5 112.2 158.4 120.5 37.9 158.4 120.5 37.9
Year to date 480.6 366.9 113.8 213.7 317.5 229.1 88.4 317.5 229.1 88.4
Gold price received
June 2011
1,511
1,511
1,511
1,398
1,504
1,500
1,512
1,420
1,417
1,428
(dollars per ounce)
March 2011
1,382 1,382 1,382 1,391 1,394 1,392 1,400 1,390 1,388 1,396
Year to date 1,445 1,445 1,445 1,395 1,448 1,444 1,460 1,406 1,401 1,417
Total cash cost
June 2011
564
534
660
408
909
1,015
679
858
959
641
(dollars per ounce) March 2011 521 464 703 387 838 862 760 835 860 758
Year to date 542 498 682 397 873 935 713 847 907 691
Notional cash expenditure
June 2011
885
889
876
526
1,265
1,371
1,037
1,195
1,295
979
(dollars per ounce)
March 2011
938 871 1,154 537 1,038 1,000 1,158 1,035 997 1,155
Year to date 913 880 1,018 532 1,150 1,174 1,087 1,116 1,139 1,055
Operating costs
June 2011
20
18
26
22
75
65
147
70
61
139
(dollars per tonne) March 2011 21 18 32 26 70 60 157 69 60 157
Year to date 20 18 29 24 72 62 151 70 60 147
Financial Results ($ million)
Revenue
June 2011
358.1
273.0
85.0
142.2
239.0
163.1
75.9
226.0
153.8
72.3
March 2011 336.6 257.1 79.4 156.1 220.8 167.7 53.1 220.2 167.2 52.9
Year to date 694.6 530.2 164.4 298.2 459.8 330.8 129.0 446.2 321.0 125.2
Net operating costs
June 2011
(121.7)
(87.8)
(33.9)
(38.2)
(142.5)
(109.1)
(33.4)
(134.7)
(103.1)
(31.6)
March 2011 (121.9) (82.6) (39.3)
(43.7)
(134.7) (105.4) (29.3) (134.3) (105.1) (29.2)
Year to date
(243.6) (170.3) (73.2) (81.9) (277.2) (214.5) (62.6) (268.9) (208.2) (60.8)
- Operating costs
June 2011
(141.2)
(108.4)
(32.8)
(37.6)
(142.1)
(108.2)
(33.9)
(134.5)
(102.4)
(32.1)
March 2011 (144.9) (105.4) (39.5) (41.3) (125.6) (96.7) (28.9) (125.3) (96.4) (28.8)
Year to date (286.1) (213.8) (72.3) (78.9) (267.7) (204.9) (62.8) (259.8) (198.9) (60.9)
- Gold inventory change
June 2011
19.5
20.7
(1.1)
(0.6)
(0.4)
(0.9)
0.5
(0.2)
(0.6)
0.5
March 2011
23.0 22.8 0.2 (2.4) (9.0) (8.7) (0.4) (9.0) (8.7) (0.4)
Year to date
42.5 43.5 (1.0) (3.0) (9.4) (9.6) 0.1 (9.2) (9.3) 0.1
Operating profit
June 2011
236.4
185.3
51.1
104.0
96.5
54.0
42.6
91.4
50.7
40.7
March 2011 214.7 174.6 40.1 112.4 86.1 62.3 23.8 85.9 62.1 23.7
Year to date 451.1 359.8 91.2 216.4 182.7 116.3 66.4 177.2 112.8 64.4
Amortisation of mining
June 2011
(31.2)
(25.8)
(5.5)
(15.1)
(38.4)
(36.3)
Assets March 2011 (31.9) (25.9) (6.0) (13.9) (33.6) (33.5)
Year to date
(63.1) (51.6) (11.5) (29.1) (72.0) (69.8)
Net operating profit
June 2011
205.1
159.5
45.6
88.8
58.2
55.0
March 2011 182.8 148.7 34.1 98.5 52.5 52.4
Year to date 388.0 308.2 79.7 187.3 110.7 107.4
Other expenses
June 2011
(8.2)
(5.8)
(2.4)
(3.3)
(1.5)
(1.4)
March 2011 (4.4) (3.1) (1.3)
(3.4)
(1.4) (1.4)
Year to date
(12.6) (8.9) (3.7) (6.6) (2.9) (2.8)
Profit before royalties and
June 2011
196.9
153.7
43.2
85.6
56.7
53.6
taxation
March 2011 178.4 145.6 32.8 95.1 51.1 50.9
Year to date 375.3 299.3 76.0 180.7 107.7 104.6
Royalties, mining and
income taxation
June 2011
(67.5)
(53.0)
(14.5)
(29.9)
(20.9)
(19.8)
March 2011 (59.3) (48.0) (11.3) (26.0) (18.8) (18.8)
Year to date
(126.8) (101.0) (25.8) (55.9) (39.7) (38.5)
- Normal taxation
June 2011
(38.4)
(31.0)
(7.4)
(27.4)
-
-
March 2011 (45.9) (41.8) (4.1) (29.8) - -
Year to date (84.3) (72.9) (11.4) (57.2) - -
- Royalties
June 2011
(17.9)
(13.6)
(4.2)
(4.5)
(6.1)
(5.8)
March 2011 (10.1) (7.7) (2.4) (2.9) (5.6) (5.6)
Year to date (28.0) (21.4) (6.6)
(7.3)
(11.7) (11.4)
- Deferred taxation
June 2011
(11.2)
(8.3)
(2.9)
1.9
(14.8)
(14.0)
March 2011 (3.4) 1.5 (4.9) 6.6 (13.3) (13.2)
Year to date (14.6) (6.8) (7.8) 8.6 (28.0) (27.2)
Profit before
June 2011
129.4
100.7
28.7
55.7
35.8
33.9
non-recurring items
March 2011 119.1 97.6 21.5 69.1 32.2 32.1
Year to date 248.5 198.3 50.2 124.8 68.0 66.0
Non-recurring items
June 2011
(6.2)
(1.3)
(4.9)
-
(2.4)
(2.2)
March 2011 (3.7) (3.4) (0.3) (0.2) (1.8) (1.8)
Year to date (9.9) (4.7) (5.2) (0.2) (4.2) (4.1)
Net profit
June 2011
123.2
99.4
23.8
55.7
33.4
31.6
March 2011 115.3 94.1 21.2 68.9 30.4 30.3
Year to date 238.5 193.5 45.0 124.5 63.8 61.9
Net profit excluding gains and
losses on foreign exchange,
financial instruments and
non-recurring items
June 2011
129.8
101.7
28.1
55.7
35.5
33.6
March 2011 118.3 96.6 21.8 69.0 32.1 32.0
Year to date 248.2 198.3 49.9 124.7 67.6 65.6
Capital Expenditure
June 2011
(69.1)
(52.3)
(16.8)
(15.6)
(58.6)
(40.3)
(18.3)
(55.9)
(38.5)
(17.4)
March 2011
(83.5) (56.7) (26.8) (16.8) (38.7) (23.8) (15.0) (38.6) (23.7) (14.9)
Year to date (152.6) (109.0) (43.6) (32.3) (97.4) (64.1) (33.3) (94.5) (62.2) (32.3)
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

23 I GOLD FIELDS RESULTS
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
June 2011       (5,250.7)
(3,074.0)       (1,915.4)
(625.2)
(533.4)
(957.0)
(735.5)
(221.5)
(254.7)
(965.0)
(734.9)
(230.1)
March 2011            (4,959.0)
(2,782.7)       (1,720.9)
(549.4)
(512.4)     (1,011.4)
(735.7)
(275.7)
(288.1)
(876.8)
(675.0)
(201.8)
Year to date      (10,209.7)
(5,856.7)        (3,636.3) (1,174.6)      (1,045.8)   (1,968.4)      (1,471.2)
(497.2)
(542.8)
(1,841.8)      (1,409.9)
(431.9)
Gold-in-process and
June 2011
114.7
-
-
-
-
107.1
115.7
(8.6)
8.9
(1.3)
(3.9)
2.6
inventory change*
March 2011
75.6
-
-
-
-
133.4
130.5
2.9
(11.6)
(46.2)
(44.3)
(1.9)
Year to date
190.3
-
-
-
-
240.5
246.2
(5.7)
(2.7)
(47.5)
(48.2)
0.7
Less:
June 2011
(27.3)
(17.3)
(12.4)
(3.6)
(1.3)
(4.8)
(4.2)
(0.6)
(0.8)
(4.4)
(3.5)
(0.9)
Rehabilitation costs
March 2011
(24.1)
(17.3)
(12.4)
(3.6)
(1.3)
(1.6)
(1.1)
(0.5)
(0.9)
(4.3)
(3.5)
(0.8)
Year to date
(51.4)
(34.6)
(24.8)
(7.2)
(2.6)
(6.4)
(5.3)
(1.1)
(1.7)
(8.7)
(7.0)
(1.7)
General and admin
June 2011
(119.0)
(39.8)
(28.3)
(5.3)
(6.2)
(61.0)
(54.5)
(6.5)
5.2
(23.4)
(15.3)
(8.1)
March 2011
(176.6)
(68.0)
(46.3)
(11.6)
(10.1)
(61.6)
(54.8)
(6.8)
(15.6)
(31.4)
(20.2)
(11.2)
Year to date
(295.6)
(107.8)
(74.6)
(16.9)
(16.3)
(122.6)
(109.3)
(13.3)
(10.4)
(54.8)
(35.5)
(19.3)
Plus:
June 2011
(236.4)
(42.3)
(33.3)
(5.1)
(3.9)
(122.1)
(93.1)
(29.0)
(30.4)
(41.6)
(28.0)
(13.6)
Royalties
March 2011
(164.6)
(35.3)
(28.1)
(3.6)
(3.6)
(70.5)
(53.9)
(16.6)
(19.9)
(38.9)
(29.6)
(9.3)
Year to date
(401.0)
(77.6)
(61.4)
(8.7)
(7.5)
(192.6)
(147.0)
(45.6)
(50.3)
(80.5)
(57.6)
(22.9)
TOTAL CASH COST
(2)
June 2011         (5,226.1)
(3,059.2)      (1,908.0)
(621.4)
(529.8)
(906.2)
(654.2)
(252.0)
(280.6)
(980.1)
(748.0)
(232.1)
March 2011        (4,847.3)
(2,732.7)     (1,690.3)
(537.8)
(504.6)
(885.3)
(603.2)
(282.1)
(303.1)
(926.2)
(725.2)
(201.0)
Year to date       (10,073.4)
(5,791.9)     (3,598.3)     (1,159.2)     (1,034.4)    (1,791.5)     (1,257.4)
(534.1)
(583.7)
(1,906.3) (1,473.2)
(433.1)
Plus:
June 2011        (1,229.2)
(665.9)
(401.1)
(139.0)
(125.8)
(186.9)
(150.4)
(36.5)
(115.2)
(261.2)
Amortisation*
March 2011        (1,198.2)
(648.9)
(413.0)
(97.6)
(138.3)
(195.2)
(151.8)
(43.4)
(102.6)
(251.5)
Year to date         (2,427.4)
(1,314.8)
(814.1)
(236.6)
(264.1)
(382.1)
(302.2)
(79.9)
(217.8)
(512.7)
Rehabilitation
June 2011
(27.3)
(17.3)
(12.4)
(3.6)
(1.3)
(4.8)
(4.2)
(0.6)
(0.8)
(4.4)
March 2011
(24.1)
(17.3)
(12.4)
(3.6)
(1.3)
(1.6)
(1.1)
(0.5)
(0.9)
(4.3)
Year to date
(51.4)
(34.6)
(24.8)
(7.2)
(2.6)
(6.4)
(5.3)
(1.1)
(1.7)
(8.7)
TOTAL PRODUCTION
June 2011         (6,482.6)        (3,742.4)     (2,321.5)
(764.0)
(656.9)      (1,097.9)
(808.8)
(289.1)
(396.6)        (1,245.7)
COST
(3)
March 2011         (6,069.6)        (3,398.9)      (2,115.7)
(639.0)
(644.2)      (1,082.1)
(756.1)
(326.0)
(406.6)
(1,182.0)
Year to date        (12,552.2)
(7,141.3)       (4,437.2) (1,403.0)       (1,301.1)     (2,180.0)     (1,564.9)
(615.1)
(803.2)        (2,427.7)
Gold sold
June 2011
944.3
446.5
272.5
98.0
76.1
237.2
180.8
56.3
101.5
159.1
108.7
50.4
– thousand ounces
March 2011
925.1
411.0
262.6
74.4
74.0
243.5
186.1
57.5
112.2
158.4
120.5
37.9
Year to date
1,869.4
857.7
535.1
172.4
150.0
480.6
366.9
113.8
213.7
317.5
229.1
88.4
TOTAL CASH COST
June 2011
816
1,010
1,033
935
1,027
564
534
660
408
909
1,015
679
– US$/oz
March 2011
751
953
922
1,036
977
521
464
703
387
838
862
760
Year to date
783
982
977
977
1,002
542
498
682
397
873
935
713
TOTAL CASH COST
June 2011          177,934
220,261        225,133
203,871
223,922
122,841
116,302
143,836
88,882
198,080        221,367
147,929
– R/kg
March 2011          168,455
213,759        206,916
232,411
219,296
116,887
104,234
157,862
86,823
188,023        193,541
170,483
Year to date           173,243
217,145        216,192
216,188
221,641
119,825
110,182
150,918
87,801
193,063        206,736
157,606
TOTAL PRODUCTION
June 2011
1,013
1,236
1,257
1,150
1,274
683
660
757
576
1,155
COST – US$/oz
March 2011
940
1,185
1,154
1,231
1,248
637
582
813
519
1,069
Year to date
976
1,210
1,205
1,183
1,260
659
620
786
546
1,112
TOTAL PRODUCTION
June 2011          220,714
269,451       273,923
250,656
277,642
148,827
143,787
165,011
125,626
251,758
COST – R/kg
March 2011          210,933
265,871       258,991
276,145
279,965
142,870
130,655
182,429
116,471
239,951
Year to date          215,874
267,735       266,595
261,656
278,787
145,810
137,128
173,806
120,818
245,868
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R6.78 and US$1 = R6.98 for the June 2011 and March 2011 quarters respectively.

GOLD FIELDS RESULTS I 24
Capital expenditure
##
Figures are in South African rand millions unless otherwise stated
Total Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Sustaining capital
June 2011
(1,009.9)
(151.0)
(108.9)
(42.1)
-
(439.1)
(354.0)
(85.1)
(98.1)
(320.9)
(215.3)
(105.6)
(0.8)
March 2011
(983.1)
(110.7) (58.5) (52.2) - (554.8) (395.9) (158.9) (113.4) (201.9) (113.2) (88.7) (2.3)
Year to date (1,993.0)
(261.7) (167.4) (94.3) - (993.9) (749.9) (244.0) (211.5) (522.8) (328.5) (194.3) (3.1)
Ore reserve
June 2011
(546.2)
(546.2)
(435.9)
(110.3)
-
-
-
-
-
-
-
-
-
development March 2011 (473.0) (473.0) (380.0) (93.0) - - - - - - - - -
Year to date (1,019.2)        (1,019.2) (815.9) (203.3) - - - - - - - -
-
Project capital
#
June 2011
(622.4)
(471.9)
-
-
(471.9)
-
-
-
(7.4)
-
-
-
(143.1)
March 2011 (515.9)
(411.2) - - (411.2) - - - (3.6) - - - (101.1)
Year to date (1,138.3)
(883.1) - - (883.1) - - - (11.0) - - - (244.2)
Brownfields
June 2011
(106.5)
-
-
-
-
(27.8)
-
(27.8)
-
(78.7)
(59.9)
(18.8)
-
Exploration March 2011 (96.6)
- - - - (28.1) - (28.1) - (68.5) (52.6) (15.9) -
Year to date (203.1)
- - - - (55.9) - (55.9) - (147.2) (112.5) (34.7) -
Total capital
June 2011
(2,285.0)
(1,169.1)
(544.8)
(152.4)
(471.9)
(466.9)
(354.0)
(112.9)
(105.5)
(399.6)
(275.2)
(124.4)
(143.9)
expenditure March 2011 (2,068.6)
(994.9) (438.5) (145.2) (411.2) (582.9) (395.9) (187.0) (117.0) (270.4) (165.8) (104.6)
(103.4)
Year to date (4,353.6) (2,164.0) (983.3) (297.6) (883.1) (1,049.8) (749.9) (299.9) (222.5) (670.0) (441.0) (229.0) (247.3)
#
Project capital under
Corporate in the June quarter includes exploration expenditure of R119 million (US$18 million) at Chucapaca and R12 million (US$1 million) at the Arctic
Platinum Project (APP). This compares to expenditure of R85 million (US$12 million) and R16 million (US$2 million) at Chucapaca and APP respectively in the March quarter. The balance includes general corporate capital expenditure.
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
Total
Group
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Operating costs
June 2011
(5,250.7)
(3,074.0)        (1,915.4)
(625.2)
(533.4)
(957.0)
(735.5)
(221.5)
(254.7)
(965.0)
(734.9)
(230.1)
-
March 2011 (4,959.0)
(2,782.7)       (1,720.9) (549.4) (512.4) (1,011.4) (735.7) (275.7) (288.1) (876.8) (675.0) (201.8) -
Year to date        (10,209.7)
(5,856.7)       (3,636.3)     (1,174.6) (1,045.8) (1,968.4) (1,471.2) (497.2) (542.8)       (1,841.8)      (1,409.9) (431.9) -
Capital
June 2011
(2,285.0)
(1,169.1)
(544.8)
(152.4)
(471.9)
(466.9)
(354.0)
(112.9)
(105.5)
(399.6)
(275.2)
(124.4)
(143.9)
expenditure March 2011 (2,068.6) (994.9) (438.5) (145.2) (411.2) (582.9) (395.9) (187.0) (117.0) (270.4) (165.8) (104.6)
(103.4)
Year to date (4,353.6)        (2,164.0) (983.3) (297.6) (883.1) (1,049.8) (749.9) (299.9) (222.5) (670.0) (441.0) (229.0)
(247.3)
Notional cash
June 2011
256,692
305,501
290,289
255,118
424,894
193,019
193,689
190,868
114,604         275,788
298,935
225,940
-
expenditure March 2011 245,326 295,494 264,341 300,173 401,391 210,496 195,542 258,926 120,494         232,887        224,393 259,881 -
– R/kg Year to date 251,078 300,705 277,553 274,562 413,306 201,873 194,628 225,233 117,648          254,385 259,739 240,502
-
Notional cash
June 2011
1,178
1,401
1,332
1,170
1,949
885
889
876
526
1,265
1,371
1,037
-
expenditure March 2011 1,093 1,317 1,178 1,338 1,789 938 871 1,154 537 1,038 1,000 1,158 -
– US$/oz Year to date 1,135 1,359 1,255 1,241 1,868 913 880 1,018 532 1,150 1,174 1,087 -
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

25 I GOLD FIELDS RESULTS
Underground and surface
South African rand and metric units
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Operating Results
Total
KDC
Beatrix
South
Deep
#
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Ore milled/treated (000 tonne)
- underground
June 2011
3,036
2,451
1,269
648
534
- - -
-
585
412
173
March 2011 2,713 2,061 1,092 499 470 - - -
-
652 501 151
Year to date 5,749 4,512 2,361 1,147 1,004 - - -
-
1,237 913 324
- surface
June 2011
12,151
1,957
1,379
422
156
7,155
5,883
1,272
1,717
1,322
1,264
58
March 2011 11,745 1,959 1,442 409 108 7,053 5,803 1,250
1,582
1,151 1,118 33
Year to date 23,896 3,916 2,821 831 264 14,208 11,686 2,522
3,299
2,473 2,382 91
- total
June 2011
15,187
4,408
2,648
1,070
690
7,155
5,883
1,272
1,717
1,907
1,676
231
March 2011 14,458 4,020 2,534 908 578 7,053 5,803 1,250
1,582
1,803 1,619 184
Year to date 29,645 8,428 5,182 1,978 1,268 14,208 11,686 2,522
3,299
3,710 3,295 415
Yield (grams per tonne)
- underground
June 2011
5.3
5.2
6.0
4.5
5.3
- - -
-
5.5
4.2
8.6
March 2011 5.4 5.6 6.6 4.4 5.7 - - - - 4.9 4.1 7.7
Year to date 5.3 5.4 6.3 4.4 5.5 - - -
-
5.2 4.1 8.2
- surface
June 2011
1.1
0.6
0.6
0.3
0.9
1.0
1.0
1.4
1.8
1.3
1.3
1.5
March 2011 1.2 0.6 0.7 0.3 0.9 1.1 1.0 1.4
2.1
1.5 1.5 0.4
Year to date 1.1 0.6 0.7 0.3 0.9 1.1 1.0 1.4
2.0
1.4 1.4 1.1
- combined
June 2011
1.9
3.2
3.2
2.8
3.4
1.0
1.0
1.4
1.8
2.6
2.0
6.8
March 2011 2.0 3.2 3.2 2.5 4.0 1.1 1.0 1.4
2.1
2.7 2.3 6.4
Year to date 2.0 3.2 3.2 2.7 3.7 1.1 1.0 1.4
2.0
2.7 2.2 6.6
Gold produced (kilograms)
- underground
June 2011
15,953
12,741
7,609
2,902
2,230
- - -
-
3,212
1,732
1,480
March 2011 14,750 11,534 7,159 2,171 2,204 - - -
-
3,216 2,049 1,167
Year to date 30,703 24,275 14,768 5,073 4,434 - - - - 6,428 3,781 2,647
- surface
June 2011
13,404
1,148
866
146
136
7,377
5,625
1,752
3,143
1,736
1,647
89
March 2011
13,896 1,250 1,010 143 97 7,574 5,787 1,787
3,362
1,710 1,698 12
Year to date
27,300 2,398 1,876 289 233 14,951 11,412 3,539
6,505
3,446 3,345 101
- total
June 2011
29,357
13,889
8,475
3,048
2,366
7,377
5,625
1,752
3,143
4,948
3,379
1,569
March 2011 28,646 12,784 8,169 2,314 2,301 7,574 5,787 1,787
3,362
4,926 3,747 1,179
Year to date 58,003 26,673 16,644 5,362 4,667 14,951 11,412 3,539
6,505
9,874 7,126 2,748
Operating costs (Rand per tonne)
- underground
June 2011
1,130
1,176
1,390
927
972
- - -
-
935
799
1,258
March 2011 1,155 1,269 1,453 1,052 1,070 - - -
-
796 661 1,242
Year to date 1,142 1,218 1,419 981 1,018 - - -
-
861 723 1,251
- surface
June 2011
150
98
110
59
93
134
125
174
148
316
321
214
March 2011 155 86 93 60 90 143 127 221
182
311 308 430
Year to date 153 92 101 59 92 139 126 197
165
314 315 292
- total
June 2011
346
697
723
584
773
134
125
174
148
506
438
996
March 2011 343 692 679 605 887 143 127 221
182
486 417 1,097
Year to date 344 695 702 594 825 139 126 197
165
496 428 1,041
# June quarter includes 115,000 tonnes (March quarter includes 83,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

GOLD FIELDS RESULTS I 26
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
KDC
June 2011 quarter
March 2011 quarter Year to date F2011
Reef
Carbon
Leader
Kloof
Main
VCR
Carbon
Leader
Kloof Main VCR
Carbon
Leader
Kloof Main VCR
Advanced (m)
4,728
185
1,232
5,596
4,657 207 1,100 5,581 9,385 392 2,332 11,177
Advanced on reef (m)
909
51
243
836
1,062 91 166 1,059 1,971 142 409 1,895
Sampled (m)
849
54
156
657
963 75 183 894 1,812 129 339 1,551
Channel width (cm)
79
90
76
110
67 101 113 108 73 97 96 109
Average value - (g/t)
21.8
30.7
9.4
23.4
27.7 17.5 6.3 28.3 24.7 22.7 7.4 26.2
- (cm.g/t)
1,716
2,769
717
2,578
1,860 1,777 709 3,046 1,793 2,192 713 2,847
Beatrix
June 2011 quarter
March 2011 quarter
Year to date F2011
Reef
Beatrix
Kalkoenkrans
Beatrix Kalkoenkrans Beatrix Kalkoenkrans
Advanced (m)
4,953
1,729
3,586 1,549 8,539 3,278
Advanced on reef (m)
1,371
302
1,180 315 2,551 617
Sampled (m)
1,431
288
870 315 2,301 603
Channel width (cm)
104
129
104 79 104 103
Average value - (g/t)
11.7
14.2
10.5 15.3 11.3 14.7
- (cm.g/t)
1,221
1,840
1,092 1,212 1,172 1,512
South Deep
June 2011 quarter
March 2011 quarter
Year to date F2011
Reef
Elsburgs
1,2
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
3,063
2,842 5,905
- Main above 95 level (m)
1,890
1,699 3,589
- Main below 95 level (m)
1,173
1,143 2,316
Advanced on reef (m)
1,511
1,537 3,048
Square metres effectively
de-stressed
(m
2
)
1,777
1,316 3,093
- Reserve value de-stressed (g/t)
7.1
7.2 7.2
1) Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information
Corporate Secretary
Cain Farrel
Tel:
(+27)(11) 562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za
Investor Enquiries
Zakira Amra
Tel:
(+2711) 562 9775
Mobile: (+27) 79 694 0267
e-mail: zakira.amra@goldfields.co.za
Nikki Catrakilis-Wagner
Tel:
(+2711) 562 9706
Mobile: (+27) 83 309 6720
e-mail: nikki.catrakilis-
wagner@goldfields.co.za
Willie Jacobsz
Tel:
(+508) 839 1188
Mobile: (+857) 241 7127
e-mail: willie.jacobsz@gfexpl.com
Media Enquiries
Sven Lunsche
Tel:
(+2711) 562 9763
Mobile: (+27) 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel:
(+27)(11) 370 5000
Fax: (+27)(11) 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
plus network extras, lines are open
8.30am-5.30pm Mon-Fri] or
[from overseas] +44 20 8639 3399
Fax:
+44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward looking statements
Certain statements in this document constitute
“forward looking statements” within the meaning of
Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of
1934.

Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru
and elsewhere; the ability to achieve anticipated
efficiencies and other cost savings in connection
with past and future acquisitions, exploration and
development activities; decreases in the market
price of gold and/or copper; hazards associated with
underground and surface gold mining; labour
disruptions; availability, terms and deployment of
capital or credit; changes in government regulations,
particularly environmental regulations and new
legislation affecting mining and mineral rights;
changes in exchange rates, currency devaluations,
inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 562 9700
Fax: (+27)(11) 562 9829
Office of the United Kingdom
Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989
American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: (1)(888) 269 2377
Tel: (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South
Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
`
M A Ramphele (Chair) °
N J Holland *
(Chief Executive Officer)
P A Schmidt (Chief Financial Officer)
K Ansah
#
°
C A Carolus°
R Dañino **°
A R Hill
°
J L Lazaro º
R P Menell °
M S Moloko °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
G M Wilson °
* British
#
Ghanaian
`Canadian
ºFilipino
** Peruvian
° Independent Director
· Non-independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 11 August 2011
GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs